UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                               AMENDMENT NO. 4 TO
                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                        SUPERCONDUCTIVE COMPONENTS, INC.
                 (Name of Small Business Issuer in its charter)


             Ohio                                                31-0121318
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


                             1145 Chesapeake Avenue
                              Columbus, Ohio 43212
          (Address, including zip code, of principal executive offices)
                                 (614) 486-0261
                           (Issuer's telephone number)



Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act: common stock, without par value

                                TABLE OF CONTENTS

Part I


Forward Looking Statements..................................................................................  I-1
Item 1.           Description of Business...................................................................  I-1
Item 2.           Management's Discussion and Analysis of Financial Condition
                   and Results of Operations ...............................................................  I-21
Item 3.           Description of Property...................................................................  I-26
Item 4.           Security Ownership of Beneficial Owners and Management....................................  I-26
Item 5.           Directors and Executive Officers, Promoters and Control Persons...........................  I-29
Item 6.           Executive Compensation....................................................................  I-32
Item 7.           Certain Relationships and Related Transactions............................................  I-34
Item 8.           Description of Securities.................................................................  I-35


Part II

Item 1.           Market Price of and Dividends on the Registrant's Common
                    Equity and Related Shareholder Matters..................................................  II-1
Item 2.           Legal Proceedings.........................................................................  II-2
Item 3.           Changes in and Disagreements with Accountants.............................................  II-3
Item 4.           Recent Sales of Unregistered Securities...................................................  II-3
Item 5.           Indemnification of Officers and Directors.................................................  II-3

Part F/S

Financial Statements........................................................................................   F-1

Part III

Item 1.           Index to and Description of Exhibits......................................................   III-1
Signatures..................................................................................................   III-2

                                     PART I

FORWARD-LOOKING STATEMENTS

         This document contains forward-looking statements that reflect the views of management with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, the words "anticipates", "believes", "estimates", "expects", "plans", "projects", "targets" and similar expressions which identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

ITEM 1.   DESCRIPTION OF BUSINESS

INTRODUCTION

         Superconductive Components, Inc. ("SCI" or the "Company"), an Ohio corporation, was incorporated on May 29, 1987, to develop, manufacture and market products based on or incorporating high temperature superconductive ("HTS") materials. HTS materials are complex metal oxides - ceramics - of certain stoichiometries (chemical mixture ratios) which exhibit superconducting phenomena when cooled to at least 196(degrees) Centigrade. These complex metal oxides are identified as members of the Perovskite family of ceramic materials. Perovskites are a large family of crystalline ceramics that derive their name from the perovskite mineral. The perovskite minerals are the most abundant minerals on earth and have approximately a 2:3 metal-to-oxygen ratio. Copper-oxide superconductors are layered perovskites.

         The strategy of the Company has been to find commercially viable applications for HTS materials and, subsequently, other ceramic and metal materials. The Company's objective has been to stay intellectually current with the advancing technology in HTS materials, and search out commercially viable applications by being in the market place. This objective has been widened to include other perovskites, as well as other metals and alloys, in materials other than HTS materials.

         Until 1998, the Company relied primarily on its own resources for the research and development necessary to stay current with HTS technology and also to develop products for other applications. In 1998, the Company engaged in sponsored research for Nanophase Technology Corporation, Inc. and also received several awards for research from two United States government agencies, the National Aeronautics and Space Administration and the National Science Foundation. The Company's sponsored research programs are discussed more fully at Pages I-10 through I-12 with respect to their revenues and time lines. The following table summarizes this information:

                   SPONSOR                 PROGRAM TYPE           AWARD       START DATE     END DATE

         National Aeronautics and          SBIR Phase II          $585,000        4/1/99        3/31/01
           Space Administration
         National Science Foundation       SBIR Phase II          $399,000        9/1/99        8/31/01
         National Science Foundation       STTR Phase I           $100,000        7/1/99        6/30/00
         Cambridge Research and            Private Contract        $25,000        9/1/99       12/31/00
           Instrumentation
         Ceramphysics, Inc.                Private Contract        $20,500        9/1/99       12/31/00


                               TOTAL:                           $1,129,500

The Company intends to continue to seek such funding because this funding maintains and expands the technical understanding within the Company.

         With the exception of processes and devices being developed under federal or private research grants (which are discussed more fully in "The SCI Division - Sensors in Development" and "- Sponsored Product Development Programs within the SCI Division"), the Company's products are fully developed and currently are being sold in the marketplace. The Company supplies materials to customers who are engaged in product or process development themselves, but such customers purchase the Company's products based on clear specifications for a fixed price.

         The Company currently does not have any export restrictions on foreign sales of its products.

         Since the Company was formed in 1987, the total amount of accumulated deficit it has generated is $6,009,192.

BACKGROUND OF SUPERCONDUCTIVITY AND ADVANTAGES OF HIGH TEMPERATURE SUPERCONDUCTIVITY

         A superconductor is an element, inert-metallic alloy, or compound that will conduct electricity without resistance when cooled below a certain critical temperature. For the types of superconductors that the Company manufactures, this critical temperature is -196(degrees) Centigrade. This phenomenon was discovered in 1911 in the metal Mercury when it was cooled with liquid Helium to -273(degrees) Centigrade. This cooling enables the material to carry electrical currents without loss of energy and, due to the increased current the metals can carry, be used to generate very large magnetic fields. Scientists realized that the phenomenon of superconductivity raised the possibility of less expensive electrical generation and transmission, powerful magnets and levitation. In the past, the only way to achieve this phenomenon was to submerge the metals in liquid Helium. Because of Helium's inherent instability in liquid form and cost issues, the wide spread use of superconductors in commercial applications was impractical. These metals, now known as Low Temperature Superconductors ("LTS"), are superconductive at temperatures from absolute zero up to as high as +23(degrees) Kelvin.


         Kelvin is the temperature scale used to identify the extremely cold conditions required for superconductivity. The Kelvin scale starts at "absolute zero," which is the equivalent of -273(degrees) Centigrade, and is the coldest theoretical temperature attainable. The unit of measure on this temperature scale is called a Kelvin ("K") and is equal to a single degree on the Centigrade ("C") scale.

         With the discovery of new ceramic compounds in 1986, superconductivity can now be accomplished at higher temperatures by using liquid Nitrogen for cooling. The boiling point of Liquid Nitrogen is 77(degrees) K, which is equivalent to -196o C. These new ceramics bring superconductivity into the realm of the practical since liquid Nitrogen is inexpensive, stable, long-lasting, and the largest component in our atmosphere and environmentally friendly. These materials are known as HTS materials.


         HTS materials provide the potential for significant increases in performance of electrical systems. Every electrical application delivers electricity from its source to a user through the use of "conductors." However, conventional conductors, such as Copper, exhibit some performance disadvantages. These performance disadvantages include resistance to electric current, causing power loss, heat generation, interference and noise, each of which can significantly decrease the performance of electrical systems. Additionally, the ceramic superconductors manufactured by the Company must overcome several hurdles if they are to gain wide spread commercial application. These include problems associated with making flexible structures such as wire from brittle materials such as ceramics, the limited performance of these materials at what are considered practical temperatures, such as the boiling point of liquid Nitrogen (77(degrees) K), and the cost of any device based on these materials. The scientific community has been working on these and other difficulties with HTS materials since 1987. There is no assurance that all of these difficulties can be overcome.

         Superconductors have the ability to conduct electrical current with zero resistance, no power loss, and no generation of heat below some critical current. The performance advantages of HTS materials in electronics applications include reduced component size and weight, increased operating speeds and, in transmission applications, include lower on-line losses. HTS materials exhibit these properties when cooled to 77(degrees) K, a process easily obtainable with inexpensive liquid Nitrogen. LTS materials require cooling to as cold as 4(degrees) K or -269(degrees) C , with the use of the more expensive liquid Helium.

         The problem of system-wide cooling is being addressed by various of the Company's customers and others. While this problem must be solved for the success of large area applications, such as power transmission lines, high performance applications such as superconductive magnets for medical applications have been widely demonstrated.

         The required use of liquid Helium has made wide spread applications of LTS superconductors impractical in many applications. The higher operating temperatures of HTS superconductors have reduced the operating costs for HTS products since the required liquid Nitrogen is inexpensive and readily available. However, the HTS material itself, as a ceramic, is more difficult to form into products than the metallic LTS materials. For example, with wire and cables, the HTS material requires considerably more processing steps and possibly a higher degree of processing precision, in order to manufacture a useful product. In many respects these processes are still in development by the Company's customers and others.


         Because of these difficulties, it has been necessary to develop a number of new or modified processes to achieve satisfactory results with the HTS materials. The Company's process development in this area is being sponsored by the National Science Foundation through a Phase II SBIR grant. This two year program is intended to produce a fine grained superconductive powder which can be manufactured in large batches. The Company is on schedule with its development plans and continues to make sales based on the enhanced powder products that have resulted from this research.


HISTORY OF THE COMPANY

         The Company was founded in 1987 by Dr. Edward R. Funk and his wife Ingeborg Funk to develop, manufacture, and market HTS materials for commercial applications of the newly-discovered superconducting ceramics. The Company's initial efforts were directed toward mastering the manufacturing process for making high temperature superconducting ceramic powders, as discussed in further detail below. During this period, the market for high temperature superconductors was very small, estimated at $1 million a year or less, consisting primarily of demonstration kits and small amounts of HTS powder for research purposes. Sales, though relatively small, covered a wide range of superconducting products, including ceramic powders. The Company sold ceramic powders as finished products and in other forms such as pressed pills or pellets, which were achieved by sintering the ceramic powders, and solid shapes. Ceramic powders sold in such forms were used primarily in research applications.

         Subsequently, the Company began to develop other forms of HTS materials. A broad commercial market for products using HTS superconducting materials has not yet developed, although small niche markets had emerged for some products. In the second half of 1989, the Company began to focus on the market for superconducting thin-film materials, made from the Company's sputtering targets. A sputtering target is a pressed and sintered ceramic pellet which has been sized to fit into a special coating device called a sputtering system.

         These HTS sputtering targets are used by customers of the Company in a vapor deposition process to make thin films of the target material. This process operates in vacuum, hence, the frequently heard term, vacuum deposition or Physical Vapor Deposition, ("PVD"). HTS thin films are then patterned, using techniques similar to those in the semiconductor industry, to manufacture sensors, circuits and other devices, which in turn can be used in medical diagnostics, geological exploration, advanced radar, wireless communication and other niche applications.

         The Company's HTS products are produced and marketed by its SCI Division. Additionally, the Target Markets, Inc. ("TMI") Division of the Company is marketing some of the non-superconducting products that the Company has developed. The Company established the TMI Division in 1992 and began to market sputtering targets of materials other than superconductors for thin film deposition. This division is located within the headquarters of the Company in Columbus, Ohio and shares facilities and staff with the SCI Division. For additional information, see "The TMI Division."

         The following chart summarizes the annual revenues and percentage of total consolidated sales for the fiscal years ended December 31, 1997, 1998, and 1999, respectively, and for the nine months ended September 30, 2000, for each class of products that the Company produces.

                         ANNUAL REVENUE BY PRODUCT CLASS

                                12/31/97               12/31/98               12/31/99              9/30/00
                                --------               --------               --------              -------
                                        % of                     % of                  % of                 % of
                            Annual       Total       Annual       Total     Annual     Total     Annual      Total
PRODUCT CLASS               Revenue      Sales       Revenue      Sales     Revenue    Sales     Revenue     Sales
-------------               -------      -----       -------      -----     -------    -----     -------     -----
Superconductive Powders     $126,780      5.78%      $73,959      2.96%    $107,277    4.01%     $43,916      1.91%
Nonsuperconductive
  Powders                      9,870      0.45%        8,456      0.34%      18,003    0.67%      29,343      1.28%
Superconductive Targets      105,649      4.82%       52,899      2.12%      85,386    3.19%      42,223      1.84%
Nonsuperconductive
  Targets(1)               1,074,410     49.01%    1,035,725     41.46%   1,079,133   40.29%     947,041     41.28%
Buy & Resell(2)              469,349     21.41%      435,119     17.42%     552,663   20.63%     525,338     22.90%
Bonding and Backing
  Plates(3)                  188,152      8.58%      142,161      5.69%     163,200    6.09%     154,298      6.73%
Demonstration Kits            26,537      1.21%       21,644      0.87%      15,141    0.57%      14,026      0.61%
Levitators                    33,330      1.52%       21,182      0.85%      11,245    0.42%      17,290      0.75%
Contract Research              4,300      0.20%      470,552     18.84%     425,153   15.87%     417,079     18.18%
Other(4)                     153,628      7.02%      236,465      9.45%     221,161    8.26%     103,838      4.52%
                          ----------              ----------             ----------           ----------
                          $2,192,005              $2,498,162             $2,678,362           $2,294,392
                          ==========              ==========             ==========           ==========

----------
(1)      Includes nonsuperconductive targets from the SCI division and ceramic and metal targets from the TMI Division.
(2)      Includes buy and resell of precious metals, buy/resell targets and other miscellaneous items.
(3)      Includes sales from the SCI and TMI divisions.
(4)      Includes scrap inventory sales, as well as shipping and packaging charges on the Company's products.


Original Company Focus in HTS Products

         The Company's original focus was to offer HTS powders in various chemical mixture ratios and bulk solid state forms of HTS materials, including:

o        sputtering targets;

o Levitators(R), which produce a large oriented grain useful for its high levitation forces, ability to trap magnetic flux, and carry large currents;

o        magnetic shields; and
o        various kits, support equipment and other materials.

         Superconductors can be used as magnetic shields because of their unique diamagnetic properties. Diamagnetism is the ability of a material to repel a magnetic field. Many naturally-occurring substances, such as water, wood, and paraffin, exhibit weak diamagnetism. Superconductors exhibit strong diamagnetism below their Tc, which represents the critical transition temperature below which a material begins to superconduct. The sudden loss of resistance in a superconductive medium may occur across a range as small as twenty millionths of a degree Centigrade.

         The market for all HTS products, although small, has historically been represented by groups seeking to establish a fundamental understanding of the properties, principles and theory of these materials and also groups focused on applications of high temperature superconductivity. The ratio of fundamental to applications research continues to shift toward commercialization of the technology as demonstrated by the increasing number of "beta prototype" programs in the industry. A beta prototype is a device or system in a pre-commercial stage of development, which has been tested in a laboratory as an alpha prototype, and then further developed to be tested in an actual customer site in a typical operating environment. Operating experience and customer feedback in the beta test phase can be used in the design of an initial commercial product.

         The Company provides the basic building blocks for many HTS products, since nearly all applications of HTS start with powder that is subsequently processed into products such as wire, sputtering targets, or large single crystals, which, in turn, can be used to manufacture transmission cables, superconductive magnets, sensors, radio frequency ("Rf") filters for wireless communications, and frictionless bearing systems for linear or rotating system applications. A frictionless bearing system is a non-contact device that utilizes the diamagnetic characteristics of a superconductor to stably levitate or suspend a load which may be in rotational or linear motion. The system overcomes normal frictions which limit conventional mechanical bearings by eliminating physical contact between the components. This bearing design has been used in energy storage systems under development by Boeing, among others.

         The Company has a suite of proprietary processes that are utilized in the production of its products. As discussed later, the Company also has licenses of patents and its own patent and patent applications in this field. See the section of this document entitled "Intellectual Property" for additional information.

         The Company's proprietary ceramic powder and powder densification processes have been successfully adapted to other electronic ceramics that exhibit unique, non-superconductive, characteristics. Some of these materials are also in transition from fundamental to applications oriented development and may be the source of significant revenues in the Company's future. These materials can be categorized as ionic or electronic conductors and materials with unique magnetic properties such as the ceramics used in non-volatile computer memories.

Expansion into Other Materials and the Creation of the TMI Division


         By early 1990, it was clear to the Company that the market for HTS superconducting powder, targets and other HTS products was still too small (about $1 to $2 million annually) to assure survival and growth of the Company. Accordingly, the Company expanded its product line to include sputtering targets made of non-superconducting ceramics, metals and metal alloys. As the demand for these products grew it became evident that this new product line could expand more rapidly if it were managed as a focused, non-superconductive, effort. The metal, metals alloy and simple ceramic sputtering targets were then packaged into the newly created TMI Division. The Company's non- superconducting materials products are marketed and identified under the TMI name.


         The total market for non-superconducting metal, metal alloy and simple ceramic targets for the thin film industry is estimated at $720 million globally based on a Business Communications Company ("BCC") report dated August 26, 1999. The Company, through its TMI Division, also embarked on a program to move selected products developed for research and development applications into production applications. Through continuing relationships with equipment manufacturers and potential customers, TMI is able to compete in the production markets with existing products both on a technical and price basis. There are new materials being continuously investigated, and these new ceramics and metal alloys sometimes develop rapidly into significant markets. The Company believes that it has positioned itself well in the marketplace to move quickly as these materials move from research and development into production usage. In 1999, approximately 60.0% of the Company's target shipments were classified by the Company as production, and 40.0% were classified as research and development. This is a marked change from 100.0% classification as research and development shipments in 1995. The Company's objective is to achieve an 80.0% to 20.0% ratio of production to research and development shipments.

         The Company has continually added production processes and testing equipment for the many product compositions that can be used as sputtering targets. The TMI Division standard products, as listed in its catalogue, now include nearly 200 items of ceramic materials and metals and alloys available in various sizes and shapes. TMI shipments were 66.4% of total Company shipments in 1999.

         The Company offers a wide range of HTS products to the marketplace. The Company has competitors for all of its various products. In general, the Company's HTS products are distinct in the marketplace due to the molecular level mixing achieved through the Company's patented and proprietary chemical precipitation processes for ceramic powders, the chemical purity achievable by these processes, and the high level of characterization and customization the Company performs for each client. Accordingly, the Company intends to be price competitive on its products but not the low price leader.

THE SCI DIVISION

         The SCI Division primarily produces and markets the Company's various HTS products, which include both superconducting and non-superconducting products. The most significant of the Company's HTS products are discussed below.

Superconducting Products

         High Temperature Superconductive Powders. HTS powders are the building blocks for most applications of high temperature superconductivity. The Company offers a wide variety of HTS powders. Powders are manufactured using conventional solid state and wet chemistry, as well as proprietary processes developed or licensed by the Company. Wet chemistry refers to a mixing technique using liquid precursors from the Company's processes which utilize dry blending of chemical precursors. Superconducting powders represented approximately 4.0% of Company revenues in 1999, 3.0% in 1998, and 5.8% in 1997. The Company's HTS powder production is also used internally to make Levitators(R), HTS sputtering targets and other ceramic components.

         Customers in the SCI Division have included several manufacturers of superconducting wire, wherein the powder is put into a tube and drawn and redrawn to very fine size. Such wire is now available from our customers and others in lengths sufficient to make superconducting magnets, motors, and power transmission lines. This market for the Company's HTS powder is expected to grow as these applications transition from research to prototype to production use. Some of these applications are now in the engineering-prototype stage, and are being evaluated with respect to their conventional counterparts. There currently are several highly-publicized prototype devices or systems based on HTS materials, most of which in the United States are sponsored by the Department of Energy through its Strategic Partnership Initiatives ("SPI"), including:

         o        Fault Current Limiter
         o        Transformer
         o        Transmission Line
         o        Flywheel Energy Storage system

         The purpose of the engineering prototypes now in evaluation is to determine the technical and economic feasibility of the specific applications. Although it is unlikely that all of the initially configured prototypes now in testing will be economically viable, there are a number of applications being tested, and the Company believes that some of these will move into production in the next several years, although in most cases the time lines for development are unclear. Specifically, the development of YBCO wires based on the coated conductor approach still has several technical and financial hurdles to overcome, and at this time it is unclear when such wires will move into production phase. The Company is particularly optimistic about cables, where the use of superconductors may reduce power transmission losses. In addition, because much higher currents can be carried in HTS cables for a given volume, there may be savings realized through the minimization of the disruption to dense cityscapes as the transmission and distribution grid is refitted to accommodate the increase in demand for electric power.

         Encouraging results are also being shown by companies other than SCI that make superconductive Rf filters for the distributed base stations which support the national wireless communication network. Rf filters are used in wireless communication systems to enable the selection of desired radio frequencies and the exclusion of undesired signals. Such applications of HTS promise to reduce noise level, decrease signal interference, and reduce the number of dropped calls. Additionally, some HTS equipped cellular base stations extend the range of the station.

         Another promising application of HTS is fast response fuses, sometimes called fault current limiters. In this case, the very short (fraction of a cycle) response time of HTS material to voltage surges on electric transmission and distribution networks may reduce downtime and capital expenditures for utilities. HTS fault current limiters are self-resetting and, unlike conventional fuses, are not destroyed by a voltage surge. The Company currently has an alliance with Argonne National Laboratory in the development of this device. This product has not yet reached the prototype test stage.


         The major market for LTS wire is in magnets for medical Magnetic Resonance Imaging ("MRI") systems. Recent tests conducted by Siemens show that HTS wire may have an economic and technical advantage for this application. Cost advantages may be achieved in new systems by the elimination of liquid Helium cooling. Technical advantages may be achieved through the higher fields obtainable by using HTS materials at very low temperatures. The Siemens tests were not conducted with wire containing the Company's HTS materials, but with wire of similar composition produced by the Company's competitors. At this time, the Company's HTS products have not been tested in an MRI system.


         The Company makes the raw materials that are used by the manufacturers of the above mentioned products, and actively solicits the business of those making such products.

         Superconducting Sputtering Targets. The Company converts its powders into dense, precisely machined ceramic components which are used as sputtering targets by its customers for the manufacture of superconductive thin films. These thin films can then be etched in patterns to produce electrical devices such as superconductive quantum interference devices ("SQUIDS") that are extremely sensitive to small electric and magnet fields, such as brain waves, a passing submarine, or certain electric and magnetic signatures of ore or oil deposits. This market was 3.2% of Company revenues in 1999, 2.1% in 1998, and 4.8% in 1997.

         HTS materials, as thin and thick films both as sputtering targets and powder are currently used in Rf filters microwave applications such as in cellular base stations. At this time, there are several companies whose superconductive Rf filters are going into limited production. These companies include: Superconductor Technologies, Inc., Conductus, Inc., and Illinois Superconductor Corp. Other companies are thought to be developing such products based on HTS materials. The Company is a potential supplier to these producers for both HTS powder and sputtering targets, although it has not sold these products to such producers as of yet.

         The "next generation" of HTS wires and cables is expected to be based on a structure called a "coated conductor." In this case the conductor, Ittrium Barium Copper Oxide ("YBCO"), is deposited using a thin film technique onto a metal tape or foil which has been modified so that the area receiving the superconductor is specifically aligned or "textured" to promote optimal performance of the coating. Thin film deposition is a method of fabricating ceramic superconductors to more precisely control the growth of the crystalline structure to eliminate grain boundaries and achieve a desired Tc. The deposition of the YBCO conductor is being pursued in the United States and Japan by use of the Company's sputtering targets. While this application is expected to take several years to develop, for now it enables the Company to participate in near term applications of HTS wire through its Bismuth, Strontium, Calcium, Copper and Oxygen ("BSCCO") materials, and future requirements through its YBCO ceramic components.


         "Levitators(R)". The Company has a non-exclusive license from Argonne National Laboratories for producing seeded and melt textured YBCO large single domains for which the Company has been issued the trademark "Levitators(R)." In a typical melt processing method, YBCO is heated above its peritectic point where it melts incongruently into Y2BaCuO5 and a Ba- and Cu- rich liquid. The semi-solid melt is cooled slowly to obtain aligned grains of YBCO or domains. In order to achieve high levitation forces, large domain size and high critical current density, Jc, are desirable. One way to increase the domain size is by initiating grain growth by using a seed crystal. In the presence of a favorable temperature gradient, the seed not only ensures a single nucleation site but also permits controlled orientation of the grains. The seeding technique along with a controlled temperature gradient enable growth of YBCO domains as large as that of the sample size.

         A superconducting Levitator(R) is a compact of the Company's superconductive powders which have been processed to form a large C-axis oriented grain that exhibits a high critical current density and considerable diamagnetism. The Company has advanced its technology well beyond the original Argonne licenses and expects to be issued a patent for its own proprietary processes to manufacture Levitators(R). At this time, the Company's large domain Levitators(R) ("LDL"), made from its superconducting powders, exceed 30 Newtons of separating force when used with certain magnets. This value is high enough to make practical several applications, including near frictionless bearing systems, flywheels energy storage devices (so called frictionless flywheels), and linear transportation devices (i.e. Maglev trains).

         In 1996 the  Company  supplied  approximately  1,600  Levitators(R)  to
Commonwealth Edison for a prototype frictionless flywheel energy storage ("FFES") device. The FFES device is a flywheel that rotates in an evacuated chamber and is supported by HTS Levitators(R) so that there are no mechanical bearings. The friction factor is more than 1,000,000 times less than the best mechanical bearings. Under these conditions, very little energy is lost to friction. Energy is applied to the flywheel to spin it up, and energy is withdrawn at nearly 90.0% efficiency as needed.

         At this time, Commonwealth Edison has placed the development of FFES units on hold pending further funding. The prototype for which the Company supplied for the Levitators(R) is said to have demonstrated the feasibility of HTS levitated frictionless bearings for this application. The Levitator(R) supplied by the Company for this program were tested by Argonne National Laboratory.

         The Company has engaged in further research and development on its Levitators(R), with a view toward enhancing their performance capability and reducing the costs of production. The Company has focused its efforts on identifying a suitable replacement for Platinum Oxide, which is one of the most expensive components of its basic powder mix for Levitators(R). If successful, levitator production costs will be substantially reduced. Currently the Company is exploring the use of Cerium as a substitute for Platinum Oxide with some success.

         The Company continues to collaborate with Argonne National Laboratory through a Creative Research and Development Agreement in order to advance the technology and broaden the range of applications for which Levitators(R) are applicable. Improvements in performance, combined with a significant reduction in manufacturing costs, are expected to result from this multi-year, cost sharing, program.


         The United States electric power industry is scheduled for deregulation in the very near future. This will force competition to occur between power providers well beyond their current regional boundaries. Commonwealth Edison, which purchased the Company's LDL in 1996, at that time supplied approximately 5% of the electrical power used in the United States. Officials at the utility have advised the Company that they view the development of the FFES system as a key component of their competitive strategy. Other utilities may also use these systems in their competitive strategies. There are also programs to develop similar energy storage devices in Japan, the United Kingdom, Korea and Germany. Currently the Boeing Corporation, which is one of the Company's competitors, is developing a competitive FFES system that uses HTS materials as an enabling component of the bearing system.

         Superconducting Accessories. The Company provides certain accessory superconducting products that are needed, in addition to the Company's core HTS materials, to support its customers' research or manufacturing programs. The Company does not manufacture accessory superconducting products, but rather it purchases such products for resale to the Company's customers.

         Demonstration Kits, Instrumentation Accessories for Superconductivity Education. Demonstration kits were the first products sold by the Company in significant volume. Packaged for the educational community, the Company continues to manufacture a family of laboratory demonstration kits designed to exhibit the key features of perfect conduction, diamagnetism and flux trapping that are unique to HTS materials. These kits are marketed directly by the Company and also through a network of educational product distributors which include Edmund Scientific, Arbor Scientific, Beckly Cardy and others. The instrumentation and accessories offered by the Company include a wide range of discs, dies, rare earth magnets, vacuum jars, box furnaces, digital volt meters, dewars and flasks, and related items. These combined categories represented approximately 0.6% of Company revenues in 1999, 0.9% in 1998 and 1.1% in 1997.


Non-Superconducting Products

         Beginning in 1996, the SCI Division of the Company manufactured and sold non-superconducting, as well as HTS products for commercial use which can be categorized as engineered powders, engineered parts, and engineered components.

         Engineered Ceramic Powders. The Company has adapted its proprietary Ceramic Oxide powder production processes for the manufacture of fine, ultra-fine and nano-crystalline powders of non-superconductive materials to support a variety of expanding applications requiring electronic ceramics. These powders are used by customers of the Company in the development or manufacture of:

         o        Solid Oxide Fuel Cells ("SOFC");
         o Ceramic Membranes for the separation of natural gas from its contaminants;
         o        Lithium ion batteries;
         o        Ceramic electrodes for harsh environments;
         o        Ceramic electrodes as a replacement for precious metals; and
         o        Capacitors.

         Engineered ceramic powders were 0.07% of Company revenues in 1999, 0.3% in 1998, and 0.5% in 1997.

         Ceramic Sputtering Targets. The Company has adapted its proprietary ceramic powder densification processes to manufacture a variety of sputtering targets from its line of electronic ceramic powders. The energy storage and optical industries are working to utilize the unique properties of electronic ceramics to enhance the performance or reduce the cost of their products.

         Sputtering targets composed of complex Ceramic Oxides for applications such as non-volatile memory, thin film capacitors, thin film electrodes, and transparent electronic conductors are an emerging product line for the SCI Division, comprising 5.9% of the SCI Division's revenues in 1999, 5.8% in 1998 and 6.6% in 1997. The hope of the Company is that materials developed to supply customers' research requirements will grow into large scale production orders with the commercial success of the next generation of thin-film-based electronic devices. The Company has certain proprietary knowledge and trade secrets related to the manufacturing of these non-superconductive Ceramic Oxides sputtering targets.

Sensors in Development by SCI Division


         The SCI Division was awarded a Phase I SBIR contract by the National Science Foundation to develop a sensor for oxides of Nitrogen gas ("NOx") and to be used in harsh environments. The Company has also been given a purchase order by Cambridge Research Instrumentation to develop a temperature sensor, based on a thin film superconductor, for use at or slightly above the boiling point of liquid Nitrogen. These two development contracts were 1.2% of Company revenues in 1999. The Company was not in this field of sensors prior to 1999.

         Sensors for Harsh Environments- Gaseous Oxides of Nitrogen. For automobiles, public utilities, and other generators of NOx currently no low cost detection system exists. The harmful effects of NOx are a well known component of the green house gases that are damaging to the environment. The United States and other foreign governments continue to fund the development of solutions to reduce green house gasses in which sensors are a part of the detection and correction system. Once developed, these solutions may be legislated upon the market place. The low-cost NOx sensor market is global and may be expected to exceed several million dollars in the next decade.


         The Company has recently completed a Phase I feasibility study of the design, development and manufacture of a sensor for NOx to be used in harsh environments, such as the exhaust stream of internal combustion engines. This Small Business Innovative Research grant ("SBIR") program consists of three phases: (1) Phase I, which is the feasibility study, (2) Phase II, in which a prototype is developed, and (3) Phase III, which includes the realization of a commercial product, backed by private funds. The Company is currently preparing a Phase II proposal for this sensor. The goal of the program, funded through a competitive award in the amount of $399,000 by the National Science Foundation, is to build on the Company's strengths in ceramic fabrication and to devise a device that is both low in cost and also highly sensitive to NOx in the range required for future automobiles.

         The development of a NOx sensor, suitable for use in next generation spark-ignition direct injection engines, or SIDI, has been given the highest priority by stakeholders in the industry, including major automobile and engine manufacturers. New, lean-burn engine technologies are nearing commercial reality, but they lack adequate sensors to monitor and control the quality of exhaust in order to operate within federally mandated pollution guidelines.


         Sensors for Cryogenic Temperatures - YBCO Based. Sensors based on the superconductor YBCO are being developed for the temperature range of 77-92(degrees) K. The skill set developed to perfect these devices will serve the Company in the manufacture of all of its planned sensors. While temperature sensors for the broad range of 4.2(degrees) K to 300(degrees) K are well understood, and available from reputable commercial enterprises, a greater accuracy over a limited temperature range may be a competitive advantage for YBCO based sensors in new and dynamic applications such as magnetic levitation ("MAGLEV") and flywheel energy storage, where very small temperature excursions may be used as the predictors of system disruptions or failure. In this effort the Company currently has an alliance with Cambridge Research and Instrumentation of Cambridge, Massachusetts.


Strategic Alliances, Major Suppliers and Customers

         The Company attempts to do most development work in the SCI Division in cooperation with partners who will ultimately consume, or may serve as a channel to market, the Company's products and technology. In this way, the Company remains focused on providing value-added materials solutions for a range of commercial applications.

         Most of the Company's products are manufactured from component chemicals and metals supplied by various vendors. The SCI Division is dependent upon ultra high purity Yttrium to manufacture its superconducting products. Several suppliers currently satisfy the Company's requirements for this material. If the Company suddenly lost the services of such suppliers, there could be a disruption in its manufacturing process until the suppliers were replaced, but the Company has identified several other firms as potential back-up suppliers who would be capable of supplying this material to the Company as necessary. To date, the Company has not experienced an interruption of raw material supplies.

         The top 5 suppliers to the SCI Division in 1999 were, in descending order: Argonne National Laboratories, Noah Technology Corp., MTI Corp., Cerac Corp., and Praxair Corp. In every case, the Company believes that suitable substitute vendors could be found. Also, as the Company's volume grows, the Company may make alliances or purchasing contracts with these or other vendors.

         No customers in the SCI Division accounted for 10.0% or more of the total SCI revenue in 1999.

Research and Development

         The Company focuses its research and development efforts in areas that build on its expertise in multi-component ceramic oxides. These efforts currently include optimization and scale up efforts for BSCCO 2-2-1-2 powders sponsored by the National Science Foundation, large and specially formulated YBCO discs and rotation/levitation apparatus for gravity modification research sponsored by NASA, and a sensing device based on the Company's ceramic products which identify the presence of NOx gases in harsh environments which is also sponsored by the National Science Foundation.

         The Company's initial focus on HTS was shifted upon the realization that the market for that technology would take several years to develop, and that the Company's talents and capital base could also be used to provide materials solutions in a wide range of other industries. While according to a study commissioned by the United States Department of Energy, HTS is expected to develop into a multi-billion dollar industry in the first decade of this century, the Company has diversified its efforts to concurrently participate in other materials markets. The emphasis of the SCI Division's research has been broadened to include engineered ceramic oxide materials.

         The SCI Division of the Company remains focused on the development of materials, processes and devices based on its core skills in:

         o        ceramic powder fabrication;
         o        powder densification;
         o thin film technology, a device fabrication technique where individual layers of the device are less than one micron thick and are typically constructed using specialized coating techniques that can utilize the Company's sputtering targets; and
         o thick film technology, a device fabrication technique where individual layers of the device are more than one micron thick and are typically constructed using specialized coating processes like tape casting, which can utilize the Company's ceramic powders.

         These developments are realized through partnerships with the Company's many customer collaborators. The Company's reliance on a commercial customer collaborator optimizes its development expenditures by focusing on the projects where customers have identified markets and agree to provide future revenue streams based on the successful completion of the project.

         Company Sponsored Research and Development. The Company often undertakes commitments in the ordinary course of business that require the Company to develop methods or processes that expand the Company's skill set. In general, the Company does not initiate a formal development program to accomplish these tasks, but does absorb any expenses which may exceed the revenues provided by clients, as part of its internal development costs.

Sponsored Product Development Programs within the SCI Division

         The Company has a number of research programs, including two Phase II SBIR's that are sponsored by government agencies. These programs are being conducted within the SCI Division. These programs are all believed to have significant commercial potential if the respective technologies can be fully developed. The research program sponsored by NASA involved various experiments to determine the proper composition and crystal structure of a specialized ceramic material which, when used in conjunction with a superconductive YBCO layer, and the assembly is both cooled and rotated at high speeds, may shield the effects of gravity. Another research program sponsored by the National Science Foundation as a Phase II SBIR involves the automation of the chemical precipitation and also the scale up and automation of the low pressure calcination process for the Company's BSCCO 2-2-1-2 superconductor powder. Experiments are being performed to determine the reliability of the automated process, and the effects of the larger batch size on quality in the calcination step. The Company's subcontractor, IGC Advanced Superconductor, was also using selected powder samples to make multi-filament superconductive wire and also developing a process for the continuous heat treatment of long lengths of HTS wire. The Phase I STTR program, also sponsored by NSF, included experiments using various combinations of the Company's ceramic substrates and powders to determine which pairing showed the most sensitivity to NOx gases at temperatures in the range of 700-1000(degrees)
C. SBIRs and sponsored research and development contracts accounted for 15.9% of Company revenues in 1999, 18.8% in 1998, and 0.2% in 1997.

         Several  public  and  privately  funded  programs   currently   support
continued product, process and component development within the SCI Division.

         Sponsored programs include:

         o National Aeronautics and Space Administration ("NASA"), beginning on April 1, 1999, funded a Phase II SBIR for a $580,000 program over two years to demonstrate the feasibility of manufacturing a large, bi-layered superconductive toroid
                  (ring) and related levitation/rotation system for gravity modification experiment in cooperation with Argonne National Laboratories and Wright State University. The Company's share for in-house work on this project is $310,000 over two years. The contract may be cancelled at any time and the two year duration expires on May, 2001.

         o The National Science Foundation ("NSF"), beginning on September 1, 1999, funded a Phase II SBIR program over two years for $400,000 for advanced manufacturing of BSCCO superconductive powders for low cost, continuous HTS wire fabrication, with partner Intermagnetics General Corporation, Advanced Superconductor Division. Pursuant to the terms of an award letter from NSF dated August 26, 1999, the Company's share of this funding is $200,000 over two years and the contract may be cancelled at any time. The grant is subject to the NSF SBIR Phase II grant general conditions and to the NSF SBIR/STTR Phase I Program Solicitation and Phase II Instructions. These conditions require, among other things, that the Company submit semiannual progress reports and a final report to NSF as a condition to payment of the award amounts. The Company may subcontract portions of the work to be performed under the grant, although the Company itself must perform at least one-half of the research and analytical effort. The Company may retain rights in technical data developed under the grant, except that the U.S. federal government will have the right to use such data for government purposes. The Company may also retain all rights, title and interest in any patentable invention or discovery conceived or reduced to practice in performance of work under the grant, provided that it discloses the invention or discovery to NSF, notifies NSF in writing of its intent to retain title to the invention or discovery, and takes appropriate action under applicable U.S. federal patent laws. If the Company fails to follow these procedures, it may lose title and rights to the invention or discovery to the U.S. federal government. This program expires on August 31, 2001.

         o NSF, beginning on July 1, 1999, funded a Phase I Small Business Technology Transfer Program ("STTR") for $100,000 for the development and technology transfer of a sensor for oxides of Nitrogen gas to be used in harsh environments, i.e. an automobile exhaust stream, with the Center for Industrial Sensors and Measurement at The Ohio State University as a partner. Pursuant to the terms of an award letter from NSF dated June 25, 1999, the grant is a fixed amount grant. The Company's in-house share of this funding is $50,000. This program expired on June 30, 2000 although work continues on the device in preparation of a Phase II grant application which will be submitted in the first quarter of 2001.

         o NSF, beginning on January 1, 2001, funded a Phase I SBIR for $100,000 for a project entitled "New Coordination Complexes for the Synthesis of Nanocrystalline SrRuO3," with Oklahoma State University as a partner. Pursuant to the terms of an award letter from NSF dated November 27, 2000, the grant is a fixed amount grant that will expire on June 30, 2001. The Company must file a Phase I Final Report within 15 days of the date the grant expires. The grant is subject to the NSF SBIR/STTR Programs FY-2000 and Phase I Grant General
                  Conditions, which require, among other things, that the Company timely submit the final report to NSF to receive full payment of the grant. The Company may subcontract portions of the work to be performed under the grant, although it must perform at least two-thirds of the research and analytical effort itself. The Company may retain rights in technical data developed under the grant, except that the U.S. federal government will have the right to use such data for government purposes. The Company may also retain all rights, title and interest in any patentable invention or discovery conceived or reduced to practice in performance of work under the grant, provided that it discloses the invention or discovery to NSF, notifies NSF in writing of its intent to retain title to the invention or discovery, and takes appropriate action under applicable U.S. federal patent laws. If the Company fails to follow these procedures, it may lose title and rights to the invention to the U.S. federal government.

         o Cambridge Research and Instrumentation, funded by a Phase II SBIR ,subcontracted with the Company pursuant to a purchase order dated September 27, 1999, for $25,000 for the development of a superconductive temperature sensor tunable for a specific 2(degrees) K region around the boiling point of liquid Nitrogen (77(degrees) K) for use in a unique geological instrument. This program began on September 1, 1999, and ended on September 30, 2000.

         o Ceramphysics, Inc., which has a funded Phase II SBIR, subcontracted with the Company for the development of HTS electrodes to replace Platinum in a Department of Defense application of cryogenic capacitance energy storage. This subcontract is for $20,500 and ends on September 1, 2001. A second phase of the program has been funded outside the government for a 13 month period beginning October 1, 2000.


         All of the sponsored research and development contracts can be cancelled at the sponsor's option, with accrued costs being paid. As of December 1, 2000, the Company had $1,129,500 of funding from government sponsored research and development programs that could be cancelled at any time.

         To date, federal funding has been directly or indirectly responsible for an estimated 80.0% of the developmental funding of the HTS industry. Such funding plummeted in 1992 and 1993 when the Supercollider project was terminated. Federal funding has rebounded somewhat in recent years. Management of the Company anticipates that any increase in funding for superconductivity research may benefit the Company indirectly, since many of its customers' research and development efforts receive government funding. However, while the Company continues to submit proposals to federal and private funding organizations, there is no assurance that the Company will be awarded similar contracts in the future.

Competition in the HTS Industry

         The Company has a number of domestic and international competitors in the HTS field, many of whom have resources far in excess of the Company's resources. After more than a decade of intensive development work, commercial prototypes of various large scale HTS applications are now reaching prototype test stage. It is anticipated that as commercial devices based on HTS technology begin to gain wide spread acceptance, and the attractiveness of the industry improves, new competitors for powders, sputtering targets and large superconductive single crystals will emerge. A major United States competitor of the SCI Division is The Surface Science Division of Praxair Corporation. In Europe, the SCI Division competes principally with a spin-off of Herchst Chemical Company, now named Adventis, a division of Aliatec Corporation of France. In Japan, the SCI Division's principal competitor is the DOWA Chemical Company. Some of the developers of HTS based products, such as American Superconductor Corporation, have also chosen to internally manufacture the HTS powders that they require, and therefore compete with the Company in some cases, or foreclose themselves as potential customers of the Company.

Marketing and Sales


         The SCI Division markets its products by direct sale in the United States. Most of the Division's orders are in response to requests for quotations. The SCI Division distributes a catalogue of its products, exhibits at the several relevant trade shows, and engages in direct mailings. The Company also has an operating website: www.superconductivecomp.com. The Company intends to intensify its marketing efforts in the future.

         The SCI Division also sells its products through distributors in some foreign markets. On March 2, 2000, the Company announced that Earth Chemicals in Japan was selected as the exclusive distributor for Japan. The Company has non-exclusive distributors in Europe, Korea, Taiwan, Israel and Singapore.


         The global acceptance of the Internet has greatly increased the SCI Division's ability to promote itself to the entire scientific community, and thereby facilitated direct sales, engineering and customer support from the Company's Columbus, Ohio facility. Notwithstanding an increasing number of distributors, more than 75.0% of the SCI Division's international sales are handled directly by the Company's in-house sales staff.

         In addition to distributors and representatives around the world and its Internet website, the Company maintains a modest print advertising program, which includes the magazines Physics Today, Superconductor, Cryo-electronics and the Thomas Register of Manufacturers. The Company publishes technical articles in scientific journals and presents technical papers at technology-based conferences, workshops and symposia.

         The Company has sold HTS products to customers in 42 countries worldwide. The total number of customers served by the Company was 185 in 1999, 129 in 1998, and 95 in 1997.

         No single customer accounts for more than 10.0% of total SCI Division sales.

Production Capacity

         The SCI Division has a current HTS powder production capacity of approximately 700 kilograms per year, but is expected to increase to 1,200 kilograms per year in the year 2001. The Company was able to increase its production capacity in the year 2000 to keep pace with customer demand. The cost of this expansion was supported by grants from NSF and by additional investment in equipment by the Company. Currently, the Company is on track to meet future demand. Generally, the Company has not had instances where it was unable to meet demand, although delivery times have been extended by a few weeks in some cases without any loss of sales. Increasingly, however, the customers of the SCI Division are inquiring about the production capacity of the Company for their future production requirements. Based on this experience and occasional loss of customers to larger competitors, management views the expansion of HTS capacity in the SCI Division as a primary objective in the near future.

Quality Control


         The Company uses a network of trusted and qualified suppliers, backed up by the Company's internal and contracted analytical capabilities. Incoming raw materials are tested, when required, for suitability using techniques such as X-ray diffraction, Inductivity Coupled Plasma spectrometry, Particle Size Analysis, and other methods. In addition to these tests, sample lots of the Company's complex ceramics are often fabricated to determine if a new supplier and/or new lot of input materials can be used to make a product to specification.


         The quality assurance processes for Company products include Critical Temperature, carbon content, or packing density. The Company certifies its products for phase purity by X-ray Diffraction ("XRD"), for major and trace elemental composition by Inductively Couples Plasma ("ICP"), and mechanical tolerances using certified calipers and micrometers.

         The amount of rejected product during internal processing was 4.5% of revenues in 1999, 3.0% in 1998, and 4.3% in 1997. Customer returns of SCI Division products were 0.1% of revenues in 1999, 0.5% in 1998, and 0.7% in 1997.

         The Company owns its quality  control  equipment  and also  selectively
contracts  with  a  network  of  domestic  vendors  for  additional   analytical
capabilities. The Company's in-house analytical instruments include:

         o        ICP manufactured by Leeman Laboratories, Inc.;
         o        Particle  Size  Analyzer   ("PSA")   manufactured  by  Toshiba
                  Corporation.;
         o        XRD manufactured by Rigaku Corporation;
         o Electronic Dispersive X-Ray Spectrometer ("EDS") manufactured by EDAX;
         o Differential Thermal Analyzer ("DTA") manufactured by Perkin Elmer Corporation;

         o        Scanning  Electron  Microscope  ("SEM")  manufactured  by  ISI
                  Corporation;
         o Various digital calipers, analog calipers, digital and analog micrometers, routinely calibrated against National Institute of Standards ("NIST") traceable standards; and
         o Various digital weight scales that are routinely calibrated against NIST traccable standards.


Intellectual Property

         The Company has developed or acquired intellectual property in the form of patents, patent applications, and licenses on patents. The Company currently is not aware of any litigation involving its products or processes, nor has the Company been contacted by any potential litigants regarding the same.

         Patents. The Company has applied for and received from the United States Patent and Trademark Office patent # 5,863,867 dated January 26, 1999, for Fine-Particle Bi-Sr-Ca-Cu-O Having High Phase Purity made by a Chemical Precipitation and Low-Pressure Calcination method. This patent was issued in January 1999 and will expire on October 28, 2016. This material is used to make HTS powder at this time.


         Other patents have been or will be filed covering various aspects of the HTS field, including the basic concepts, the powder composition, processing, and products. Currently, the Company has also received notice of allowance from the United States Patent and Trademark Office on a patent application submitted for the joining of large single domains of YBCO. Industry wide, it has been reported that over 4,000 applications exist for HTS materials, processes and applications. The Company does not have a license or patents covering all products that it makes and markets in the HTS field.


         The Company may not be able to obtain licenses for manufacturing from the patent holders. Furthermore, the Company may have a liability, which cannot be determined at this time, for products produced prior to the issuance of the patents. The Company may not have the resources to defend itself in the event of a patent lawsuit, although the Company is not currently a party to any ongoing patent dispute or litigation and knows of no circumstances at this time that would give rise to such a dispute or litigation.

         The Company's patent attorneys are Hudak and Shunk of Akron, Ohio. Ms. Laura Shunk, a partner in that firm, is the daughter of Dr. Edward R. Funk, President and Chief Executive Officer of the Company.


         Patent  Applications.  The  Company  has  applied to the United  States
Patent and Trademark Office for a patent covering Large Weld-Connected Superconducting Monoliths and Process for Making Same. The application date is July 1, 1998. The patent is assigned to the Company. Notice of allowance for this patent application has been received and the Company expects a patent to issue in the near future.

         Trademarks. The Company owns a trademark on the word "Levitator(R)", which is used to describe the SCI Division's line of large domain YBCO seeded and melt-textured monoliths.


         Non-Exclusive Licenses. The Company has the following non-exclusive licenses:

         o Sandia National Laboratories - Sandia Chemical Prep Process for line YBCO superconductive powders, license #95-000131, based on U.S. patent #4,839,339, dated June 13, 1989. The Company's license to use this patent is governed by the terms of a Nonexclusive License Agreement between the Company and Sandia Corporation, which operates Sandia National Laboratories, effective February 26, 1996. Pursuant to this Agreement, the Company has a non-transferable, non-exclusive right and license to make, sell, lease and transfer products that are operated under any claim of Sandia patent rights for patent # 4,439,339. In exchange therefor, and in addition to an initial fee paid on the effective date of the Agreement, the Company currently pays Sandia a royalty equal to 5% of the net sales price of the licensed product sold, leased or transferred. The Nonexclusive License Agreement is effective until the earliest to occur of: (1) January 1, 2015, (2) expiration of the subject patent rights, or (3) a default by the Company on a royalty payment or other breach by the Company of the Agreement that is not cured within 60 days written notice from Sandia of such default. Sandia may also terminate the Agreement upon the Company's dissolution, insolvency, bankruptcy, or similar event.

         o Argonne National Laboratory Low Pressure Calcination process for low Carbon HTS material. License # ANL-IN-89-030, based on U.S. patent # 5,086,034. This license is subject to the terms of a Nonexclusive License Agreement between the Company and The University of Chicago as operator of Argonne National Laboratory, effective as of October 12, 1995. Pursuant to this Agreement, the Company has a nonexclusive license to use U.S. patent #5,086,034 and all extensions thereof in the processing of HTS powders. In exchange therefor, and in addition to an initial non-refundable license fee, the Company currently pays a royalty equal to 1.25% of its gross sales of products made within the scope of any claim of the subject patent. The Agreement is effective for as long as the patent is effective, except that the Company may terminate at any time, with or without cause, upon written notice to the University, and the University may terminate if the Company has breached a material term of the Agreement and has failed to cure the same within 90 days of receiving written notice of such breach from the University. The Company may assign the Agreement only with the University's consent, which the University may not unreasonably withhold.

         o Argonne National Laboratory Levitator Package. Licenses # ANL-IN-93-008, ANL-IN-93-130, ANL-IN-93-134 based on U.S.
                  patents # 5,504,060 (Method of Harvesting Rare Earth Barium Copper Oxide Single Crystals), #5,549,748 (Method of Harvesting Single Crystals from a Peritectic Melt), and # 5776,864 (Large Domain 123 Material Produced by Seeding with Single Crystal Rare Earth Barium Copper Oxide Single
                  Crystals). This license is subject to the terms of a Nonexclusive License Agreement between the Company and The University of Chicago as operator of the Argonne National Laboratory, effective as of October 12, 1995. Pursuant to this Agreement, the Company has a nonexclusive license to use the foregoing patents in levitator materials and seeds for inducing phase control in levitator materials during melt processing. In exchange therefor, and in addition to non-refundable license fees already paid, the Company currently pays a royalty equal to 5.0% of its gross sales of products made within the scope of any claim of the subject patents. The Agreement is effective for as long as the patents are effective, except that the Company may terminate at any time, with or without cause, upon written notice to the University, and the University may terminate if the Company has breached a material term of the Agreement and has failed to cure the same within 90 days of receiving written notice of such breach from the University. The Company may assign the Agreement only with the University's consent, which the University may not unreasonably withhold.

         The Company's license agreements with Argonne and Sandia National Laboratories form the core of its technology base in HTS powder and device fabrication. The Company acquired these licenses for less cost than it could have developed similar technology internally, and was able, based on the speed at which the Company was able to commercialize the resulting HTS products, to create a revenue stream within a few months of license acquisition dates. Subsequently, the Company has built on these licenses to create its own intellectual property in the form of patents, patent applications, and industrial knowledge.

         Licensed Powder Processing Technologies. The processes used by the Company to manufacture high temperature ceramic (superconductive) powder were invented at various national research laboratories operated by the Department of Energy. The Company has licensed these processes from the Department of Energy, which gives the Company the legal right to practice the technology in exchange for a small royalty on sales. The powders are then used to make pressed shapes which can become sputtering targets or Levitators(R) or they can be sold without further processing to customers who will combine them with other materials to make superconductive wire and cable.

         Trade Secrets. The Company uses the following trade secrets in the manufacture of its SCI Division products:

         o        Powder fabrication in non-SC powders;
         o        Powder densification in YBCO and Non-SC material;

         o Fabrication of BI-layer structure of YBCO for use in Gravity Modification; and
         o        Fabrication of nano-materials.

THE TMI DIVISION

         The TMI Division manufactures and markets source materials, both ceramics and metals, for the thin film vacuum deposition industry (PVD - Physical Vacuum Deposition Industry). The TMI Division has served over 900 customers worldwide in 40 foreign countries over the past five years.

         While serving as critical raw materials for the fabrication of a variety of highly engineered thin film products -- from integrated circuits to window coatings -- sputtering targets are themselves high-value-added advanced materials.

The Sputtering Targets Industry

         A number of technological changes are occurring within the sputtering industry. For example, higher purity sputtering targets and new target materials are emerging to improve the performance of thin film products for certain applications. Also, sputtering target fabrication methods and cathode designs are being refined and optimized to improve target material utilization and process efficiency.

         A  Business  Communications,   Inc.  Report,  dated  August  26,  1999,
summarizes sputtering target consumption as follows:

                                  SPUTTERED FILMS AND SPUTTERING TARGETS


-------------------------------------------------------------------------------------------------------------
                                                                                                        AAGR*
         WORLD MARKET                                                   1999            2004             (%)
                                                                        EST'D           EST'D           EST'D
-------------------------------------------------------------------------------------------------------------
         Total film area (millions of meters squared)                    363             764            16.0
         Target consumption (millions of kilograms)                      2.9             3.9             6.0
         Target consumption (millions of pounds)                         6.4             8.5             6.0
         Approx. target units consumed (in thousands)                    374             510             6.4
         Value of material consumed (in millions of dollars)             720            1100             8.8


                  Source: Business Communications Co. Inc., Norwalk, Connecticut
                  * Average Annual Growth Rate

         An estimated 2.9 million kilograms (6.4 million pounds) of sputtering target material will be consumed in 1999 to sputter-deposit 363 million square meters of thin films for microelectronics, data storage, advanced display and optical coating applications. This projection shows that, worldwide, the production of sputtered films will increase at an average annual growth rate ("AAGR") of 16.0% from 1999 to 2004, reaching 764 million square meters of sputter-deposited films in 2004.


         Application  of  sputtering  targets  include the  following  products:
Optical Filters, Flat Panel Displays; Photovoltaic Cells; Electronic Switches; Thin Film Resistors; Decorative Coatings; Thin Film Batteries; and Tool Coating for Wear Resistance, non-glare glass and mirrors and semi-conductors.


TMI Division Products

         Sputtering Targets. The Company has chosen to focus on production applications in industries other than the semi-conductor industry. Thus, the focus of the Company is on the use of sputtering targets in industrial applications. Sputtering targets are offered in an extensive line of materials, including most ceramic materials and various metals and alloys. Customers in the solar panel, tool coating, decorative coating, electronic, optical and research industries use these targets.
Non-superconducting targets (including buy/resell targets, buy/resell of precious metals, and other miscellaneous items) represented approximately 60.9% of Company revenues during 1999, 58.9% in 1998 and 70.4% in 1997. In addition to the TMI Division, the SCI Division of the Company also makes and markets sputtering targets. The SCI Division sputtering targets, however, are made of more complex ceramics which require specialized processing. The SCI Division has greater scientific expertise to bring to bear on the manufacture of these sputtering targets. The TMI and SCI divisions have an agreed list of items that each division quotes on and manufactures.


         Bonding and Backing Plates. Bonding is the process of adhering a sputtering target to a backing plate to prepare the target for use in the physical vapor deposition process. Physical vapor deposition processes are coating techniques that deposit thin metal, ceramic or other materials onto a substrate, and include sputtering, laser ablation, evaporation, and ion beam deposition. The Company offers bonding on its own, or customer supplied, backing plates with metallic solder or silver epoxy. High purity copper backing plates can also be used in thicknesses ranging from .125" to 1" on sizes from 1" to 12" and rectangles to 72" long. Bonding services generated approximately 6.1% of Company revenues in 1999. In earlier years, TMI had the bonding done through an outside source.


Process Knowledge

         Since its inception, the TMI Division has invested heavily in practical in-house research and development. Each item of the nearly 200 items now offered in the TMI Division's catalogue has required some degree of development, including finding vendors, developing the manufacturing processes and methods of control and standardization. The process knowledge is captured in written specifications, process set cards, logs, operating procedures and other means.

Competition

         The market for sputtering targets is very competitive. The Company has numerous competitors, most of which are larger and have greater financial resources than the Company. Domestically, the Company views Puretech, Inc., a division of Williams Advanced Materials, itself a division of Wellman
Corporation, and Cerac Corporation as primary competitors over the entire line of manufactured products, although as many as 30 competitors exist and compete for different portions of the sputtering target market. Further, some primary metal suppliers also produce sputtering targets.

         Additionally, there are a number of foreign competitors producing sputtering targets and thin-film deposition materials throughout the world. Management believes that Tosoh Corp. has the largest worldwide market share, followed by MRC Corporation (a division of Praxair Corp.), VMC Corporation, Johnson Mathey Corporation, Nippon Mining Corporation, Puretech Inc., and Cerac Inc. All enjoy vastly superior resources than those possessed by the Company. However, few of these competitors focus their marketing efforts on the research segment of the market, due to the low volumes that characterize this market niche.


         The Company believes that the principal competitive factors in this market are price, service, quality, reliability, reproducibility, availability of technical information, and timely deliveries.


         The Company strives to differentiate itself from its competitors by providing a full line of manufacturing capabilities, maintaining an excellent quality rating by achieving quick turnaround on manufactured orders, and by providing personalized customer service.


         Although TMI's objective is to achieve an 80.0% to 20.0% ratio of shipments for production to research and development, at this time, the ratio is approximately 60.0% production to 40.0% research and development. Obtaining production business requires submitting samples, meeting the customer specifications, and developing the confidence of the customer for reliability and reproducibility. Management believes that the needs of its customers generally progress from research and development quantities to pilot production to full scale production. The length of time this cycle requires varies widely. The TMI Division now has the equipment and capacity to supply production quantities to customers who have moved out of the development phase to the production of any new product. Management believes that it will be able to capture a proportion of larger production type orders in the future from these customers based on on-going sales and marketing programs and long-term relationships that have been developed with current and prospective customers.

Marketing and Sales

         The TMI Division markets and sells its products worldwide, concentrating on the Research & Development and Industrial Production markets. Domestic sales account for approximately 70.0% of the Company's sales, compared to 30.0% export sales. All sales are conducted in United States dollars.

         In the United States, the TMI Division markets and sells through its internal sales staff, and through independent manufacturer's representative groups located strategically around the country. Either party may terminate the Company's contracts with its representatives within 60 days. Commission rates vary according to materials and other factors. A typical commission rate is 8.0% of gross sales dollars.

         In Asia, the TMI division markets and sells through several non-exclusive distributors. Sales in this region consist primarily of research & development accounts. TMI currently is seeking representation in the European market.

Production Capacity

         In the TMI Division, the production equipment currently on hand will accommodate a throughput of $4.0 million or greater per year, depending on product mix and the addition of a second shift operation. In order to enter production accounts requiring larger, more complex targets, the Company intends to acquire a larger machine center in 2001. The new center will cost approximately $150,000 and will be financed through a leasing program. This additional center will increase the TMI Division production capacity by approximately 25%. With those measures taken, the production capability of the TMI Division is expected to be approximately $6.0 million per year revenue.

Major Suppliers and Customers

         The TMI Division buys raw materials, components and chemicals used in the manufacture and assembly of the Company's products. If these materials are not received in a timely manner, it may seriously affect the Company's production schedule. The Company, however, has designed its products using widely-available standard items and components, and has identified alternative vendors it may use in order to avoid production delays. The Company is not experiencing difficulty in maintaining its inventory of such components, although purchase commitments are, at times, limited by cash flow.


         The TMI Division purchases various types of ceramic powder as well as metal for the production of ceramic or metal sputtering targets. These materials are purchased to Company specifications. In such cases, the price per unit of weight of the material depends primarily on the volumes purchased. In some cases, the materials are very costly. The quantities purchased and price per unit weight paid by the Company varies widely, based upon cash flow considerations and inventory levels.


         The Company has established supplier relations with a number of companies, some of which are importers of metals from other countries, including China and Russia. Delivery schedules are often unpredictable for these supplies, requiring the Company to maintain considerable inventory levels to avoid shortages.


         The Company does not manufacture sputtering targets made from gold, platinum, palladium or other materials considered in the market as precious metals. As a service to its customers who require such materials, TMI buys finished targets from one of several suppliers and resells these targets at a markup. The approximate percent of the Company's overall revenues consisting of precious metals targets was 5.3% in 1998 and 7.9% in 1999. The Company maintains a letter of credit with one precious metal supplier to cover the purchases. The Company sells precious metals on a net-10 day basis, while all other sales are net-30 days.

         The Company also purchases other finished sputtering targets made with unique compositions of common materials from outside sources for resale at a markup to its customers as a service. The approximate percent of the Company's overall revenues consisting of these "buy/re-sell" items was 12.1% in 1998 and 12.7% in 1999. The Company has appropriate purchase specifications, and performs its own receiving inspection and quality control on these products prior to shipment to its customers.


         The top five suppliers to the TMI Division in 1999 were, in descending order: Williams Advanced Materials, Inc., Standard Resources, Inc., ACI Alloys Inc., Noah, Inc. and Alta, Inc. In every case, the Company believes that suitable substitute vendors could be found. The Company buys primarily based on quality, price and delivery to its specifications factors.


         No customers in the TMI Division accounted for 10.0% or more of the total TMI revenue in 1999.

Research and Development

         The TMI Division has no government support, preferring to invest in and control its research and development program in a commercial market-oriented customer-driven manner.

Quality Control

         The Company strives for world class quality in its products. The Company has experienced quality control problems in the past. Consequently, the Company in recent years has invested funds in the development and implementation of a quality assurance program to insure that each process in the manufacturing, materials purchasing and order-entry functions are more tightly controlled.

         The Company has also invested in quality control equipment. The Company is currently able to perform in-house testing of its ceramic products and metals and alloys via Scanning Electron Microscopy, Edax, Differential Thermal Analysis, Electrical Resistivity, and Particle Size Analysis, Inductively Coupled Plasma, Spectagraph Equipment and X-ray Diffraction.

         The quality control efforts have included preparation for certification for ISO 9000, the international standard of quality performance, as well as investment in training of personnel, preparation of specifications, purchasing and installation of equipment, purchasing of software, on-going calibration and maintenance of advanced measuring and composition analysis equipment. These efforts have produced a significant improvement in the product produced by the Company, as shown by customer returns, which were under 1.7% over-all in 1999, 2.0% in 1998 and 2.3% in 1997. The Company has not requested the required examination by the controlling authorities for ISO 9000 and does not plan to do so in fiscal year 2001.

EMPLOYEES

         The Company currently has 21 full-time and 2 part-time employees. Three of the Company's employees have a Ph.D. in Chemistry or Materials Science. Ten employees work primarily for the TMI Division of the Company, while the remainder work primarily for the SCI Division. In the case of shared employees, charges are assigned in accordance with the ratio of shipped dollars.

         The Company has never experienced work stoppage and considers its relations with employees to be good. The employees do not have a bargaining unit.

ENVIRONMENTAL MATTERS

         The Company generates small quantities of ceramic dust from grinding or machining and has approval from the Ohio EPA for the emission of the exhaust from these materials, which are primarily Zinc Oxide. The Company maintains filters and dust collectors that it believes are in accordance with all EPA regulations. The Company has been inspected from time to time by local EPA authorities and the few noted deficiencies have been corrected. To date, the Company is not under any EPA strictures.

         The Company does not handle "hazardous materials" as defined on the Materials Safety and Data Sheets ("MSDS"). The Company supplies MSDS sheets to its customers with all shipments as a routine procedure. The TMI Division also does not offer products made from "hazardous materials" (as defined by the MSDS, for the materials).

COLLECTIONS AND WRITE-OFFS

         The Company collected its receivables in an average of 55 days in 1999. The Company has occasionally been forced to write-off a few small invoices as uncollectible. The Company considers credit management critical to its success.

SEASONAL TRENDS

         The Company has not experienced and does not in the future expect to experience seasonal trends in its business operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         To date, the Company has received revenue predominantly from commercial sales and also government research contracts and non-government research contracts. The Company has incurred cumulative losses of $5,638,851 from inception to September 30, 2000.

Nine months Ended September 30, 2000 and 1999

         Revenue for the nine months ended September 30, 2000, was $2,294,392, an increase of $323,583 or 16.4% from the year earlier period when sales totaled $1,970,809. For the nine months ended September 20, 2000, and 1999, product sales totaled $1,405,427 and $1,302,755, respectively, for the TMI division, or an increase of 7.9%. For these same periods, SCI Division sales totaled $888,965 and $668,054, or an increase of 33.1%. The increase was primarily attributable to additional research contracts in 2000 versus 1999 in the SCI Division and higher sales volume in commercial products in the TMI Division.

         The gross margin on sales of products was $392,606 or 20.9% for the nine months ended September 30, 2000 compared to $354,753 or 20.8% for the earlier period. For the nine months ended September 30, 2000, and 1999, gross margin on product sales for the TMI Division represented 22.8% and 23.8%, respectively, and for the SCI Division represented 15.3% and 11.2%, respectively. The increase in margin in the SCI Division for product sales is due to increased sales as the gross margin is impacted by utilization of production capacity. The gross margin on contract research revenue reported in the SCI Division in segment reporting was 22.8% in 2000 versus 18.2% in 1999. The increase in gross margin for the contract research revenue is due to higher sales volume in 2000. Gross margins on the Company's various products vary widely and the gross margins are impacted from period to period by sales mix and utilization of production capacity. The gross margins on the contract research is generally lower than on other products. The Company expects that gross margins on product sales will improve as sales grow.

         General and administrative expenses were $352,018 or 15.3% of total revenue for the nine months ended September 30, 2000, and $216,274 or 11.0% of total revenue for the earlier period. The increase in these costs related to the expansion of the Company's infrastructure, including the addition of executive management. Wages and related benefits increased $82,000 related to additional corporate staff and cost-of-living raises, legal and accounting increased
$26,000 related to the audit of financial statements and preparation for regulatory filings and bad debt expense increased $27,000 due to an increase in the allowance for doubtful accounts for related parties.

The related party receivable is due from a Diamond Fiber Composites, Inc., a company owned jointly by Dr. Funk and a non-affiliate of the Company. See "Certain Relationships and Related Transactions" for additional information.

         Sales expense of $219,131 or 9.6% in the nine months ended September 30, 2000, was up from the $192,161 or 9.7% for the nine months ended September 30, 1999. The increase included expenditures for the development of foreign market opportunities.

         The increase of interest expense from $32,035 or 1.6% in 1999 to $50,071 or 2.2% for the nine months ended September 30, 2000, relates to interest on both the subordinated notes payable and on the bank borrowings.

         The Company's net loss for the nine months ended September 30, 2000, totaled $(132,269), or $(.14) per share, compared to a loss of $(14,187), or $(.07) per share for the previous year. The 2000 period was impacted by the increase in general and administrative expenses in comparison to the prior period.

Fiscal Year 1999 As Compared to Fiscal Year 1998

         Revenues

         Revenues in fiscal 1999 increased by 7.2% to $2,678,362 from the fiscal 1998 level of $2,498,162. Contract research revenue in fiscal 1999 was $425,153 compared to $470,552 in fiscal 1998, a decrease of 9.6%.

         TMI Division sales increased to $1,779,519 in 1999 from $1,655,178 in 1998 or an increase of 7.5%. SCI Division sales for product sales increased to $473,690 from $372,432 or an increase of 27.1%. Increase in sales is credited to increased sales of existing customers and efforts by management to expand into additional markets creating new customers.

         In 1999, total contract research revenues were $425,153 as compared to $470,552 in 1998. Government development contract revenue was $392,617, or 14.7% of total revenues in 1999 and $167,252 or 6.7% of total revenues in 1998. NASA has been, and is expected in the near term to continue to be, the Company's largest customer, accounting for 8.9% of the Company's revenues in fiscal 1999. Significant loss of government funding would have a material adverse effect on the Company's financial condition and results of operations.

         Gross Margin

         Total gross margin in 1999 was $477,179 or 17.8% of total revenue as compared to $438,223 or 17.5% in 1998.

         Gross margin on sales revenue for the TMI Division was 23.3% in 1999 versus 18.3% in 1998. The improvement in gross margin is due primarily to increased sales as the gross margin is impacted by utilization of production capacity.

         Gross margin on sales revenue for the SCI Division product sales was 0.7% for 1999 compared to 0.9% in 1998. The gross margin on product sales is reasonable between years.

         Inventory reserves are established for obsolete inventory and excess inventory quantities based on management's estimate of net realizable value. Changes in this reserve are expensed to cost of goods sold and approximated $9,000 and $28,000 for the years ended December 31, 1999, and 1998, respectively. The TMI Division was charged $6,000 and $20,000 and the SCI Division was charged $3,000 and $8,000 for the years ended December 31, 1999, and 1998, respectively. The decrease in inventory reserves between years is due to better inventory control by management.

         Gross margin on contract research revenue reported in the SCI Division in segment reporting was 13.9% for 1999 compared to 28.2%. The decrease in gross margin on contract research revenue of 14.3% was due primarily to a $300,000 non-government contract obtained in 1998 which resulted in higher margins.

         Selling Expense

         Selling expense in fiscal 1999 decreased to $265,631 from $301,618 in fiscal 1998, a decrease of $35,987, or 11.9%. This decrease is primarily a result of a reduction in the sales staff of the SCI Division at the end of fiscal 1998.

         General and Administrative Expense

         General  and  Administrative   expense  in  fiscal  1999  decreased  to
$332,195,  from  $350,835  in fiscal  1998,  a  decrease  of  $18,640,  or 5.3%, primarily due to decreased legal expenses.

         Research and Development Expenses.

         Internal research and development costs are expensed as incurred. Research and development costs, including testing, for 1999 was $15,392 compared to $41,421 in 1998. Internal research and development costs decrease when government funded projects are available.

         Interest Expense.


         Interest expense was $44,473, or 1.6% of Company revenues in fiscal 1999, an increase of 54.1% from $28,847 in fiscal 1998. Subordinated notes payable to shareholders increased by $205,125 during 1999, which caused the increase in interest expense.

LOSS APPLICABLE TO COMMON SHARES

         Net loss per common share based on the loss applicable to common shares was $(0.20), $(0.38), $(0.14) and $(0.07) per common share for the years ended December 31, 1999 and 1998 and the nine months ended September 30, 2000 and 1999, respectively. The loss applicable to common shares includes the net loss from operations, Series A and B preferred stock dividends and the accretion of Series A and B preferred stock. The net loss per common share from operations was $(0.011), $(0.20), $(0.10) and $(0.01), respectively. The difference between the net loss from operations and the loss applicable to common shares of $(0.09), $(0.18), $(0.04) and $(0.06), respectively, is a result of the preferred position that the preferred shareholders have in comparison to the common shareholders.

         Dividends on the Series A and B preferred stock accrue at 10% annually on the outstanding shares. Dividends on the Series A preferred stock totaled $14,716, $17,500, $7,471 and $9,148, respectively. Dividends on the Series B preferred stock totaled $76,637, $76,637, $45,217 and $54,149, respectively.

         The accretion of Series A preferred stock represents issue costs of $70,277 that were netted against the proceeds of Series A preferred stock. The issue costs are being amortized on a straight-line basis over the payout period of seven years to loss applicable to common shares and additional paid-in-capital. The annual accretion totaled $11,713, $11,713, $8,785 and $8,785, respectively.

         The Series B preferred stock accretion represents a discount of $5.00 per share at the time of issuance of these shares. The original discount totaled $350,000. The discount is being accreted to loss applicable to common shares and additional paid-in-capital through the period that the Series B preferred stock can be converted into common stock which is after the third anniversary. The accretion for the year ended December 31, 1998, totaled $116,666, which was the final year of accretion.

LIQUIDITY AND WORKING CAPITAL

         The working capital of the Company at September 30, 2000, was $165,798 compared to $168,167 at September 30, 1999. The Company provided cash from operations for the nine months ended September 30, 2000, and 1999 of approximately $88,000 and $34,000, respectively. Significant non-cash expenses including depreciation and an inventory reserve on excess and obsolete inventory were approximately $271,000 and $261,000, respectively, for the nine months ended September 30, 2000, and 1999. Overall, accounts receivable, inventory and prepaids increased in excess of increases in accounts payable and accrued expenses by approximately $169,000 and $183,000, respectively, as a result of timing of receipt of inventory versus required scheduled payments on this inventory.

         At December 31, 1999, working capital was $57,991 compared to $13,055 at December 31, 1998. The increase in working capital of $44,936 was due mainly to accounts payable paid by a shareholder which increased long-term subordinated notes payable. The Company provided cash from operations for the years ended December 31, 1999, and 1998 of $107,633 and $42,520, respectively. Significant non-cash expenses included depreciation, amortization and inventory reserve on excess and obsolete inventory approximate $281,000 and $403,000, respectively, for the years ended December 31, 1999, and 1998. Overall, accounts receivable, inventory and prepaids increased in excess of increases in accounts payable and accrued expenses by approximately $29,000 and $9,000, respectively, or insignificant amounts.

         For investing activities, the Company used cash of approximately $66,000, $207,000, $62,000 and $42,000 for the years ended December 31, 1999, and 1998 and nine months ended September 30, 2000, and 1999, respectively. The amount invested in 1998 was used to purchase machinery and equipment for increased production capacity.

         For financing activities for the year ended December 31, 1999, the Company used cash of approximately $46,000. Due to tight cash flow, cash was overdrawn by approximately $31,000. Cash payments to third parties for debt and capital lease obligations approximated $73,000. Proceeds from issuance of subordinated notes payable of approximately $80,000 to a shareholder were used to pay accrued cumulative dividends approximating $84,000 on Series A and B preferred stock.

         For financing activities for the year ended December 31, 1998, the Company provided cash of approximately $163,000. Cash payments to third parties for debt and capital lease obligations approximated $54,000. Proceeds from subordinated notes payable to a shareholder totaling $155,000, sales of common stock of $50,000 and the exercise of stock options of $11,500 was used to reduce accounts payable and fund operations.

         For financing activities for the nine months ended September 30, 2000, the Company utilized cash of approximately $12,000. Due to tight cash flow, $31,000 was overdrawn with the bank. Cash payments to third parties for debt and capital lease obligations approximated $155,000. Proceeds from a bank promissory note totaled $75,000. Proceeds from subordinated notes payable from shareholders totaled $89,000. The proceeds from these were used to redeem $70,000 of Series A preferred stock and accrued dividends.

         For financing activity for the nine months ended September 30, 1999, the Company provided cash of approximately $6,000. Cash payments to third parties for debt and capital lease obligations approximated $64,000. Proceeds from subordinated notes payable from shareholders totaled $89,000 and was used by the Company to redeem $70,000 of Series A preferred stock and accrued dividends and to fund operations.

         Subsequent to September 30, 2000, the Company received proceeds from the sale of common stock totaling $500,000 for 200,000 shares of common stock and $28,000 for the sale of warrants to purchase 140,000 shares of common stock at $3.50 per share. Additionally, the Company has available $25,000 on bank debt. In conjunction with the sale of common stock and common stock warrants, Dr. and Mrs. Funk converted approximately $506,000 to common stock. See "Recent Sales of Unregistered Securities" for additional information.

         Bank debt is guaranteed by Dr. Funk, President and majority shareholder of the Company. Subordinated notes payable are payable to majority shareholders. Subsequent to September 30, 2000, the subordinated debt was converted to equity.

         Dr. Funk held all of the outstanding Series A preferred stock as of September 30, 2000. Additionally, Dr. and Mrs. Funk have pledged collateral as security for the payment of Series B preferred stock dividends, which is held by a third party. The Series B preferred shareholders have the option to force the sale of the secured collateral.

         While officers of the Company have advanced funds in the form of subordinated debt, accounts payable and guaranteeing bank debt in the past, there is no commitment by these individuals to continue funding the Company or guaranteeing bank debt in the future. However, the Company believes the combination of increased capital from these two common stock transactions and the reduction of debt by the conversion to equity allows management to pursue its current plans. The Company will continue to seek new financing or equity financing arrangements. However, the Company cannot be certain that it will be successful in efforts to raise additional new funds.

INFLATION

         The Company believes that there has not been a significant impact from inflation on the Company's operations during the past three fiscal years.

FUTURE OPERATING RESULTS

         The Company has improved cash provided from operations in 1999 and 2000. The Company is currently looking to relocate from its present facilities in the second quarter of 2001. The relocation will provide the Company with the space to expand its production facilities.

         The Company has improved its equity and debt position in 2000. Series A preferred stock has been reduced by $79,000 through redemption by the Company. Dr. and Mrs. Funk hold the remaining 99 outstanding shares of Series A preferred stock. Series B preferred stock was converted to equity during 2000 with 26,648 shares of Series B preferred stock outstanding as of December 1, 2000. Effective October 10, 2000, the Company sold 200,000 shares of common stock for total proceeds of $500,000 and subordinated notes payable to Dr. and Mrs. Funk approximating $506,000 was converted to common stock. These debt and equity transactions improve the Company's cash and equity position to allow for future relocation, plant expansion and increasing employees as management deems necessary to provide for a business strategy being developed. This business strategy anticipates material and device development using the Company's core skills in the area of electronic ceramics, spinning off the SCI Division and offering a minority interest to the public and cooperation with its investors to establish the necessary relationships for the capitalization of the various projects.

         The  Company  will  continue  its  emphasis  on  inventory  control and reducing excess inventory levels. The Company has recently implemented purchasing strategies to reduce the amount of excess inventory. These purchasing strategies examine both price and quantity, therefore, inventory purchases are more representative of current inventory quantity requirements versus making purchasing decisions using only pricing. Additionally, the Company is posting excess inventory on its web site in an effort to sell slow moving inventory.

         The Company plans to place some of its larger purchase commitments on an annualized basis for raw materials which can be purchased in larger quantities at reduced prices. In general, the Company attempts to limit inventory price increases by making an annual commitment, but drawing the material either as required, or on a monthly or quarterly basis. Such annual commitments may reach $500,000 in 2000 and greater in 2001 depending on sales volume increases. The terms of payment for such commitments are worked out with the vendor on a case-by-case basis, but in all cases are cancelable at the Company's discretion without penalty to the Company.

Development Stage of the Company's Products and Uncertainty Regarding Development of Markets

         Some of the Company's products are in the early stages of commercialization and the Company believes that it will be several years before products will have significant commercial end-use applications, and that significant additional development work may be necessary to improve the commercial feasibility and acceptance of its products. There can be no assurance that the Company will be able to commercialize any of the products currently under development.

         To date, there has been no widespread commercial use of HTS products.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company's office and manufacturing facilities are located at 1145 Chesapeake Avenue, Columbus, Ohio, where it occupies about 20,000 square feet. Additional space of 10,000 square feet is currently sub-leased by the Company and can be reclaimed for Company use on three months notice. The Company has a lease on the property at $3.15 per square foot until March 1, 2001, with an option to renew.

         There is adequate power running to several locations in the building and other utilities are adequate for the projected growth.

         The Company is current on all operating lease liabilities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

COMMON STOCK

         The following tables set forth certain information as of December 1, 2000, with respect to the beneficial ownership of the Company's common stock by the following individuals and groups:

         o        each of the Company's directors;
         o        each of the Company's executive officers;
         o each person known by the Company to beneficially own five percent (5%) or more of our outstanding common stock; and
         o all of the Company's directors and executive officers as a group.

Unless otherwise indicated, we believe that each person listed below has sole voting and investment power over his or her shares.

NAME AND ADDRESS                         NUMBER OF SHARES
OF BENEFICIAL OWNER                     BENEFICIALLY OWNED(1)                   PERCENTAGE OF CLASS (2)
-------------------                     --------------------                      --------------------
Edward R. Funk
1145 Chesapeake Avenue                      856,990(3)                                  41.7%
Columbus, OH 43212

Ingeborg V. Funk
1145 Chesapeake Avenue                      856,990(3)                                  41.7%
Columbus, OH 43212

Mangart Global Fund Limited
P.O. Box 309                                170,000(4)                                  9.0%
George Town, Cayman Islands
British West Indies

Windcom Investments SA
Corso Elvezia 25                            170,000(5)                                  9.0%
6900 Lugan, CH

Curtis A. Loveland
41 South High Street                        206,864(6)                                 11.3%
Columbus, OH 43215

Diego Ratti
Via Antonietti 7                            122,300                                     6.7%
6900 Paradiso
Switzerland

Edward W. Ungar
929 Harrison Avenue                           9,310(7)                                    *
Columbus, OH 43215

Robert J. Baker
1145 Chesapeake Avenue                        5,350(8)                                    *
Columbus, OH 43212

Lloyd E. Hackman
15508 Fiddlesticks Blvd., S.E.               60,507(9)                                  3.3%
Ft. Myers, FL 33912

Charles E. Washbush
1233 Langeston Dr.                            4,750(10)                                   *
Columbus, OH 43220

Don Raifsnider
1145 Chesapeake Avenue                       21,500(11)                                 1.2%
Columbus, OH 43212

James R. Gaines
1145 Chesapeake Avenue                       29,532(12)                                 1.6%
Columbus, OH 43212

Robert H. Peitz
43 Little St.                                 2,000(13)                                   *
Matawan, NJ 07747


Dr. Suvankar Sengupta
1145 Chesapeake Avenue                       30,040(14)                                 1.6%
Columbus, OH 43212


All executive officers and
directors as a group (11 persons)(15)     1,226,843                                    57.9%

------------------

*        Less than 1%

(1) For purposes of the above table, a person is considered to "beneficially own" any common shares with respect to which he or she exercises sole or shared voting or investment power, or of which he or she has the right to acquire the beneficial ownership within 60 days of December 1, 2000. Unless otherwise indicated, voting power and investment power are exercised solely by the person named above, or shared with members of his or her household.

(2) "Percentage of Class" is calculated on the basis of the number of outstanding shares, plus the number of common shares a person has the right to acquire within 60 days of December 1, 2000. As of December 1, 2000, the Company had 1,816,977 shares of common stock outstanding.

(3) Edward R. Funk and Ingeborg V. Funk are husband and wife. Under the rules of the Securities and Exchange Commission, they are deemed to beneficially own the shares of the other. Consequently the number reported above for each includes 237,915 and 249,545 common shares held of record by Dr. Funk and Mrs. Funk, respectively, 31,926 common shares held of record by Dr. and Mrs. Funk as tenants in common; options, warrants and convertible Series A preferred stock for 240,000 common shares, which can be acquired by Dr. Funk and Mrs. Funk, respectively, under stock options, warrants and convertible Series A preferred stock exercisable within 60 days of December 1, 2000. This number also includes 97,604 common shares which are owned by Funk Metallurgical Corporation, a corporation wholly owned by Dr. and Mrs. Funk.

(4) Includes 70,000 common shares which can be acquired by Mangart Global Fund Limited under warrants exercisable within 60 days of December 1, 2000. Mr. Claudia Zampa, Chief Investment Officer of Mangart Global Fund Limited, has voting and investment power of the company.

(5) Includes 70,000 common shares which can be acquired by Windcom Investments SA under warrants exercisable within 60 days of December 1, 2000. Dr. Karl Kohlbrenner, CEO of Windcom Investments SA, has voting and investment power of the company.

(6) Includes options to exercise 1,000 common shares of the Company and 200 shares held by Mr. Loveland in a Keough account. Also includes 205,664 shares which Mr. Loveland holds as trustee of generation-skipping irrevocable trusts established by Dr. and Mrs. Funk.

(7) Includes 4,260 common shares, owned by Taratec Corp., a company controlled by Mr. Ungar, 3,500 common shares, which can be acquired by Mr. Ungar under stock options exercisable within 60 days of December 1, 2000, and 1,550 shares owned by Mr. Ungar directly.

(8) Includes 2,000 common shares which can be acquired by Mr. Baker under stock options exercisable within 60 days of December 1, 2000.

(9) Includes 4,250 common shares which can be acquired by Mr. Hackman under stock options exercisable within 60 days of December 1, 2000, and 56,257 shares owned by Mr. Hackman directly.

(10) Includes 1,000 common shares which can be acquired by Mr. Washbush under stock options exercisable within 60 days of December 1, 2000.

(11) Includes 12,000 common shares which can be acquired by Mr. Raifsnider under stock options exercisable within 60 days of December 1, 2000.

(12) Includes 17,300 common shares which can be acquired by Mr. Gaines under stock options exercisable within 60 days of December 1, 2000.

(13) Includes 2,000 common shares which can be acquired by Mr. Peitz under stock options exercisable within 60 days of December 1, 2000.

(14) Includes 20,040 common shares which can be acquired by Dr. Sengupta under stock options exercisable within 60 days of December 1, 2000.

(15) Includes 303,090 vested options, warrants, subordinated debt, and Series A preferred stock which are exercisable within 60 days of December 1, 2000, for all directors and executive officers listed.

SERIES A 10% PREFERRED SHARES

         The following tables set forth certain information as of December 1, 2000 with respect to the beneficial ownership of the Company's Series A 10% Preferred Shares by the following individuals and groups:

         o        each of the Company's directors;
         o        each of the Company's executive officers;
         o each person known by the Company to beneficially own five percent (5%) or more of our outstanding common stock; and
         o all of the Company's directors and executive officers as a group.

         Unless otherwise indicated, we believe that each person listed below has sole voting and investment power over his or her shares.


NAME AND ADDRESS                         NUMBER OF SHARES
OF BENEFICIAL OWNER                     BENEFICIALLY OWNED(1)          PERCENTAGE OF CLASS (2)
-------------------                     ---------------------          -----------------------
Edward R. Funk
1145 Chesapeake Avenue                         99                                100%
Columbus, OH 43212

---------

(1) For purposes of the above table, a person is considered to "beneficially own" any Series A 10% Preferred Shares with respect to which he or she exercises sole or shared voting or investment power. Unless otherwise indicated, voting power and investment power are exercised solely by the person named above, or shared with members of his or her household.

(2) "Percentage of Class" is calculated on the basis of the number of outstanding Series A 10% Preferred Shares as of December 1, 2000, which was 99 shares. The 99 shares are convertible into 16,500 shares of common stock of the Company at a price of $6.00 per share.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         The Company has a Board of Directors that is currently comprised of eight members. Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed. The members of the Board of Directors and the executive officers of the Company and their respective age and position are as follows:

                                                                                                       Officer or
Name                                           Age              Position with the Company            Director Since
-----------------------------------------     ------       ------------------------------------
Edward R. Funk                                 75          President, Chief Executive                     1987
                                                           Officer, Treasurer and Director

Ingeborg V. Funk                               76          Vice President                                 1987


James R. Gaines, Jr.                           44          Vice President and General Manager             1997
                                                           of the SCI Division and Director


Donald D. Raifsnider                           52          Vice President and General Manager             1997
                                                           of the TMI Division

Suvankar Sengupta                              36          Chief Scientist                                1994

Curtis A. Loveland                             54          Secretary and Director                         1987

Edward W. Ungar                                64          Director                                       1990

Robert J. Baker, Jr.                           60          Director                                       1992

Lloyd E. Hackman                               70          Director                                       1993


Charles E. Washbush                            71          Director                                       1994


Robert H. Peitz                                42          Director                                       1997


         Edward R. Funk, Sc.D., is a founder of the Company and has served as President, Chief Executive Officer, Treasurer, and a Director of the Company since its inception in 1987. Dr. Funk was the founder and was Chairman of the Board of Cross Medical Products, Inc. ("Cross"), a Columbus, Ohio publicly held company which manufactured electromechanical orthopedic devices and related medical products. Dr. Funk resigned as Chairman in May, 1998, at which time Cross merged with Interpore International to form Interpore/Cross International. In 1970, Dr. Funk also founded Funk Metallurgical Corporation, a Columbus, Ohio corporation, and served as that company's President from its inception until June 1986 and as Chairman of the Board from its inception until the business was sold in September 1988. Dr. Funk also was a founder of Astro Metallurgical Corp. of Wooster, Ohio. Dr. Funk is the husband of Ingeborg V. Funk, a Vice President of the Company.

         Ingeborg V. Funk is a founder of the Company and has served as Vice President of the Company since its inception in 1987. Mrs. Funk was also a Director of the Company from its inception until December 1, 1993. In addition, Mrs. Funk co-founded Cross. Mrs. Funk also co-founded Funk Metallurgical Corporation, and served as that company's Vice President from its inception until June 1986, and thereafter as its President until the business was sold in September 1988.


         James R. Gaines, Jr. has served in various capacities with the Company since 1987 and now serves as Vice President and General Manager of the SCI Division of the Company. Mr. Gaines became a Director of the Company in June 1997. Prior to joining the Company, Mr. Gaines was in management at several small companies in cryogenics and other related fields for over ten years.

         Donald D. Raifsnider has been with the Company since 1997, and serves as Vice President and General Manager of the TMI Division of the Company. Prior to joining the Company, Mr. Raifsnider's career encompassed Production and Material Management with Anchor Swan Corporation, along with Sales and Marketing management at Mirro Corporation and his own manufacturers representative organization.

         Suvankar Sengupta, Ph.D.,has served as Chief Scientist of the Company since April, 1994. Prior to joining the Company, Dr. Sengupta was a Guest Graduate Student at the Argonne National Laboratory (1991-1994) and served as a Research Assistant at the Center of Materials Science and Engineering at the University of Notre Dame (1991-1994). Dr. Sengupta is the holder of three patents in the field of high temperature superconductor technology.

         Curtis A. Loveland has served as Secretary and as a Director of the Company since 1987. Mr. Loveland has been a practicing attorney since 1973 and has been a partner in the law firm of Porter, Wright, Morris and Arthur LLP since 1979. Mr. Loveland's practice is concentrated in the areas of corporate law and finance. Mr. Loveland also serves on the Board of Directors of several other central Ohio companies, including Applied Innovation Inc. and Rocky Shoes & Boots, Inc. The law firm of Porter, Wright, Morris & Arthur LLP serves as legal counsel for the Company.

         Edward W. Ungar has been a Director of the Company since 1990. Mr. Ungar is the President and founder of Taratec Corporation, a technological consulting firm in Columbus, Ohio. Prior to forming Taratec Corporation in 1986, Mr. Ungar was an executive with Battelle Memorial Institute.

         Robert J. Baker, Jr., Ph.D., has served as a Director of the Company since 1992. Dr. Baker is the founder of Venture Resources International and the co-founder of Business Owners Consulting Group, which assist companies in the development of growth strategies, including marketing position and competitive strategies. Dr. Baker is currently a visiting member of the Capital University faculty serving the MBA program.

         Lloyd E. Hackman has been a Director of the Company since 1993. Mr. Hackman is the former President and Chairman of Ribbon Technology, Inc., a company he founded. Ribbon Technology, Inc. produces wire products directly from molten metal for use in concrete reinforcement.




         Charles E. Washbush has been a director of the Company since 1994 and is a founding partner, owner, and board member of Corporate Finance Associates Worldwide ("CFAW"), the successor company to Corporate Finance Associates, and President of Corporate Finance Associates of Columbus, Inc. CFAW is an investment banking firm, founded in 1956, with 40 offices in the United States and Canada and 10 affiliate offices in Europe.

         Robert H. Peitz became a Director of the Company in June 1997 and is Managing Director and Head of Financial Markets for BHF-Capital Corporation in New York. Mr. Peitz is on the Board of BHF Structured Finance and BHF Realty. Previously, Mr. Peitz held positions as Chief Dealer and Vice President in charge of Interest Rate Risk Management. Mr. Peitz has been with BHF since 1988. Prior to joining BHF, Mr. Peitz was in the Management Training program at Morgan Stanley in 1987 and 1988.

FAMILY RELATIONSHIPS

         Dr. Funk, who is President, Chief Executive Officer, Treasurer and a director of the Company, and Mrs. Funk, who is Vice President of the Company, are husband and wife. Mr. Peitz, who is a director of the Company, is the son of Mrs. Funk and the stepson of Dr. Funk. There are no other family relationships among the directors and executive officers of the Company.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         None.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth certain information regarding compensation paid during our fiscal years ended December 31, 1997, 1998 and 1999 to our Chief Executive Officer and each of our three other highest compensated executive officers (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION          LONG-TERM COMPENSATION
                                                  --------------------------   -----------------------------
                                                                                          AWARDS
                                                                               -----------------------------
                                                                                 RESTRICTED    SECURITIES
                                                                                    STOCK      UNDERLYING       ALL OTHER
   NAME AND PRINCIPAL POSITION           YEAR          SALARY        BONUS          AWARD        OPTIONS      COMPENSATION
                                                        ($)           ($)            ($)           (#)             ($)
----------------------------------   -------------  -------------  -----------   ------------  ------------   ---------------
EDWARD R. FUNK                           1999           $5,538          $0           $0          10,000             $0
President and Chief Executive            1998           $    0          $0           $0               0             $0
Officer                                  1997           $    0          $0           $0               0             $0


JAMES R. GAINES, JR.
Vice President and General               1999          $75,385          $0           $0          15,000             $0
Manager of the SCI Division              1998          $76,716          $0           $0               0             $0
                                         1997          $58,701          $0           $0          28,000             $0


DON RAIFSNIDER                          1999                            $0           $0          15,000             $0
Vice President and General              1998           $56,000          $0           $0               0             $0
Manager of the TMI Division             1997           $54,738          $0           $0          20,000             $0

SUVANKAR SENGUPTA
Chief Scientist                         1999           $70,000          $0           $0          15,000             $0
                                        1998           $74,985          $0           $0               0             $0
                                        1997           $58,781          $0           $0          12,400             $0




                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

         The following table sets forth certain information concerning the grant of stock options to the Named Executive Officers for the fiscal year ended December 31, 1999. The Company did not grant any stock appreciation rights for the fiscal year 1999.


                         % OF TOTAL OPTIONS
                         NUMBER OF SECURITIES       GRANTED TO
                          UNDERLYING OPTIONS       EMPLOYEES IN      EXERCISE PRICE
         NAME                GRANTED (#)          FISCAL YEAR(2)        ($/SHARE)       EXPIRATION DATE
----------------------------------------------------------------------------------------------------------
Edward R. Funk                 10,000                  11.8%              $2.00             1/13/05

James R. Gaines                15,000                  17.6%              $2.00             1/13/05

Don Raifsnider                 15,000                  17.6%              $2.00             1/13/05

Suvankar Sengupta              15,000                  17.6%              $2.00             1/13/05

----------------------

(1) This table covers the period from January 1, 1999 to December 31, 1999.

(2) Percentage is based upon 85,000 options granted to employees in fiscal year 1999.



                 AGGREGATED OPTION/SAR EXERCISES IN FISCAL 1999
                      AND FISCAL YEAR-END OPTION/SAR VALUES

           The following table provides certain information regarding the number and value of stock options held by our Named Executive Officers at December 31, 1999.


                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                                                        OPTIONS AT FISCAL YEAR-END       IN-THE-MONEY OPTIONS AT
                                                                   (#)                   FISCAL YEAR-END ($)(2)
                                                       -----------------------------  ------------------------------
                               SHARES
                              ACQUIRED
                                 ON         VALUE
                              EXERCISE    REALIZED
           NAME                  (#)        ($)(1)     EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----------------------------  ----------  -----------  ------------   --------------  -------------  ---------------
Edward R. Funk                   0               $0          3,000           10,000            $0           $1,250

James R. Gaines                  0               $0         13,200           31,800            $0           $1,875

Don Raifsnider                   0               $0          8,000           27,000            $0           $1,875

Suvankar Sengupta                0               $0          9,960           22,400            $0           $1,875

--------------------

(1) Value realized represents the difference between the exercise price of the option shares and the market price of the option shares on the date the option was exercised. The value realized was determined without consideration for any taxes or brokerage expenses that may have been owed.

(2) Represents the total gain which would be realized if all in-the-money options held at year end were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and the per share fair market value at year end ($2.125 at December 31, 1999). An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

COMPENSATION OF DIRECTORS

         The Company has no standard arrangement for the compensation of members of its Board of Directors. During fiscal 1999, however, each director received a non-statutory option to purchase 500 shares of the Company's common stock at an exercise price of $2.00 per share for services performed as a director of the Company. Additionally, on January 1, 2000, and October 23, 2000, each director received a non-statutory option to purchase 1,000 common shares of the Company at an option price of $2.125 per share, and 5,000 common shares at an option price of $3.00 per share, respectively. The options generally are exercisable one year from the grant date and expire on the sixth anniversary of the grant date, except for the options granted on October 23, 2000, which expire on the tenth anniversary of the grant date.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RIBBON TECHNOLOGY, INC.

         On July 20, 1993, the Company entered into an agreement with Ribbon Technology Corporation, an Ohio corporation ("Ribtec") to sell to Ribtec 50,000 common shares for $300,000 ($6.00 per share) and a convertible subordinated debenture for $200,000 (the "Debenture"). Lloyd Hackman, a director of the Company, is the President and majority shareholder of Ribtec. In June 1995, the Company issued 119,003 unregistered common shares to Ribtec in exchange for the cancellation of the Debenture. Ribtec obtained piggyback registration rights in the event of the registration and sale of the Company's common shares under the 1933 Act on a form permitting registration of primary or secondary offerings, for the common shares received pursuant to the Debenture.

DIAMOND FIBER COMPOSITES, INC.

         The Company has trade and other receivables from Diamond Fiber Composites, Inc. ("DFC"), a company jointly owned by Dr. Funk and Peter Williams, who is not affiliated with the Company. DFC rents space from SCI and also uses utilities for which DFC is billed monthly. SCI has also supplied tools to DFC in the past. The Company has trade and other receivables due from DFC totaling $44,607 at December 31, 1999, in which the Company had written off the entire outstanding balance. The receivables relate to the sale of inventory, rent for warehouse space and reimbursement of expenses.

         Although the Company has not undertaken formal collection action against DFC to recover the outstanding receivables, it is working closely with DFC's management towards recouping these amounts. In January 1999, the Company's Board of Directors considered but rejected a possible stock purchase of DFC, and also considered but rejected bankruptcy action because such action was unlikely to result in the recovery of the amounts owed. The Board instead opted for a work out of the receivables. The Company anticipates that DFC will be able to make payments on the outstanding receivables in 2001 due to an increase in DFC's sales in the year 2000, and to higher sales projections for the year 2001 (as compared to 2000), which increases have resulted from additional DFC customers.

FOURTH QUARTER 1999 ISSUANCE OF SUBORDINATED NOTES AND WARRANTS

         Through December 31, 1999, Dr. Funk had advanced the Company $256,125 and Mrs. Funk had advanced the Company $161,000. Effective December 31, 1999, the Company documented these loans through the issuance of Subordinated Promissory Notes to Dr. and Mrs. Funk in the amounts of $256,125 and $161,000 respectively. These notes bear interest at an annual rate of 10% and interest is payable monthly. The notes mature on December 31, 2009 and are convertible into common stock of the Company at $2.50 per share. On January 7, 2000, the Company issued common stock purchase warrants at $2.50 per share for 150,000 shares of common stock related to the subordinated notes payable to Dr. and Mrs. Funk. The warrants are 100% vested and expire ten years from the date of grant. In conjunction with a sale of common stock and common stock warrants by the Company on October 10, 2000, Dr. and Mrs. Funk converted their Subordinated Promissory Notes to 202,613 shares of common stock of the Company at the $2.50 per share conversion rate.

NOTES PAYABLE

         The Company has a note payable to a bank in the amount of $95,025 at December 31, 1999, due June 30, 2000 interest only payable monthly at prime (8.5% at December 31, 1999) plus .75% until maturity. In addition, the Company is contingently liable under a standby letter of credit issued in favor of a vendor at $20,000 until June 30, 2001. No collateral, other than the personal guarantee by Dr. Funk, collateralizes the note or letter of credit. On February 28, 2000, Dr. Funk paid the bank note payable totaling $89,408 in full. The Company increased the amount of Dr. Funk's subordinated note payable as reimbursement for payment on the bank note payable.

TARATEC CORPORATION

         On January 31, 1999, the Company issued 1,920 shares of common stock of the Company to Taratec Corporation for consulting services in lieu of making a cash payment of $2,400to Taratec Corporation for the services rendered. Mr. Ungar, who is a director of the Company, is the President of Taratec Corporation.

LEGAL SERVICES

         Curtis A. Loveland is an officer, director and shareholder of the Company. Mr. Loveland is also a partner with Porter, Wright, Morris & Arthur LLP, the Company's legal counsel.

OTHER

         The Company also has a note receivable from an Mr. Gaines, who is the Vice President and General Manager of the SCI Division of the Company, in the amount of $4,283. The note bears interest at a rate of 4% per annum.

ITEM 8.  DESCRIPTION OF SECURITIES

         The Company's authorized capital stock is 15,260,000 shares, consisting of 15,000,000 shares of common stock, without par value, 125,000 shares of Voting Preferred Shares, without par value and 125,000 shares of Non-Voting Preferred Shares, without par value (collectively, the "Preferred Shares"), of which 700 shares are designated Series A Preferred Shares and 100,000 shares are designated as Series B Preferred Shares and 10,000 shares of 10% Cumulative Convertible Preferred Shares, without par value (the "10% Preferred Shares").

COMMON STOCK

         Holders of the common shares have no redemption or conversion rights, participate ratably in any distribution of assets to shareholders in liquidation and have no preemptive or other subscription rights. Holders of common shares are entitled to receive such dividends as may be declared by the board of directors. Holders of common shares are entitled to one vote for each share held on all members on which shareholders are entitled to vote, and are not entitled to vote cumulatively for the election of directors. The outstanding common shares are fully paid and non-assessable. As of December 1, 2000, the Company had 1,816,977 shares of common stock outstanding. Of these shares, 749,390 shares are held by nonaffiliates and are freely tradable without restriction or further registration under the Securities Act of 1933 or eligible for resale under an exemption from registration. The holders of the remaining 1,067,587 shares are entitled to resell them only pursuant to a registration statement under the Securities Act of 1933 or an applicable exemption from registration thereunder.

PREFERRED STOCK

         The Articles of Incorporation of the Company authorize the Board of Directors to adopt amendments to the Articles of Incorporation to provide for the issuance of one or more series of Non-Voting Preferred Stock or Voting Preferred Stock, and to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof (the "Blank Check Preferred Stock"). The Company currently has authorized, issued and outstanding Series A and Series B Preferred Shares.

         The issuance of Preferred Stock could be used, under certain circumstances, as a method of delaying or preventing a change in control of the Company and could permit the Board of Directors, without any action by holders of the Series A or Series B Preferred Shares, or the common shares, to issue Preferred Stock which could have a detrimental effect on the rights of holders of Series A or Series B Preferred Shares, or the common shares. In certain circumstances, this could have the effect of decreasing the market price for the common shares.

SERIES A PREFERRED SHARES

         The Series A Preferred Shares were authorized under the Blank-Check Preferred stock provisions of the Company's Articles of Incorporation. Each Series A Preferred Share has a stated value of $1,000.00 and is entitled to receive dividends at the rate of ten (10%) percent per annum of the stated value per share thereof. Dividends are cumulative and payable annually on the anniversary of the date of issuance of the Series A Preferred Shares (the "Series A Issue Dates"). Dividends on the first three anniversaries of the Series A Issue Date were payable either in additional Series A Preferred Shares or cash, at the Company's discretion. Thereafter, dividends are payable in cash to the extent that funds are legally available therefor. If at any time, the aggregate amount of cash dividends to be paid by the Company on the Series A Preferred Shares is insufficient to permit the payment of the full amount of cash dividend, then accrued on all issued and outstanding Series A Preferred Shares, then such cash dividends, to the extent payable, will be distributed to the holders of all outstanding Series A Preferred Shares ratably in proportion to the respective amounts of cash dividends then accrued and unpaid on such Series A Preferred Shares. So long as any Series A Preferred Shares remains outstanding, no cash dividends can be declared or paid on any junior stock or parity stock until all accrued and unpaid cash dividends on the Series A Preferred Shares have been paid to the holders thereof. In the event that any of the Series A Preferred Shares is converted to common shares, prior to a dividend payment date, no payment of, or adjustment for, dividends yet due will be made on the Series A Preferred Shares converted.

         In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series A Preferred Shares then outstanding will be entitled to receive out of the assets of the Company, before any distribution or payment is made to the holders of any junior stock, including the common shares, an amount equal to the stated value per share plus any accrued and unpaid cumulative dividends thereon. If upon any liquidation, dissolution, or winding up, amounts distributable to the holders of all Series A Preferred Shares and any parity stock is insufficient to permit the payment of the full liquidation amounts on all issued and outstanding Series A Preferred Shares and parity stock, then the entire assets of the Company available for distribution to the holders of Series A Preferred Shares and parity stock will be distributed to holders of all Series A Preferred Shares and parity stock ratably in proportion to the full preferential amounts to which such holders are respectively entitled.

         Except as otherwise provided by Ohio law, the holders of the Series A Preferred Shares have no voting rights.

         The Company may redeem all or part of the Series A Preferred Shares at any time after the third anniversary of the Series A Issue Date at a price of 103% of the Stated Value, plus accrued and unpaid dividends through the redemption date. The Company must redeem 25% of the Series A Preferred Shares on each of the fourth, fifth, sixth and seventh anniversaries of the Series A Issue Date at a price equal to the stated value, plus accrued and unpaid dividends, through the redemption date.

         The Series A Preferred Shares are convertible at any time into shares of the Company's common stock, without par value, at a rate of $6.00 per share, subject to adjustment for certain events. As of December 1, 2000, all 99 of the outstanding Series A Preferred Shares were beneficially owned by Dr. Funk.

         As of December 1, 2000, $111,827 in principal and accrued dividends for shares of Series A remains to be converted to equity, or retired by the Company.

SERIES B PREFERRED SHARES

         The Series B Preferred Shares were authorized under the Blank-Check Preferred Stock provisions of the Company's Articles of Incorporation. Each Series B Preferred Share has a stated value of $10. Except as otherwise provided by Ohio law, the holders of the Series B Preferred Shares have no voting rights. The Series B Preferred Shares are convertible into common shares at the rate of $5.00 per each common share, subject to adjustment for stock splits, stock dividends or any other stock divisions. The Company will pay cash in lieu of fractional shares.

         Holders of the Series B Preferred Shares are entitled to receive dividends at the rate of 10% of the stated value per annum per share. Dividends will be payable on each anniversary of the issue date, defined as the date on which the

Series B Preferred Shares are first issued by the Company. Dividends could be paid in either shares of Series B Preferred Shares or cash, at the Company's option, for the initial three years that the Series B Preferred Shares were outstanding, and thereafter in cash to the extent funds are then legally available for the payment of such cash dividends. The right of the holders of the Series B Preferred Shares to receive such dividends is cumulative, and accrues from the date of issuance of the Series B Preferred Shares.

         If at any time, the aggregate amount of cash dividends to be paid by the Company on the Series B Preferred Shares is insufficient to permit the payment of the full amount of cash dividend, then accrued on all issued and outstanding Series B Preferred Shares, then such cash dividends, to the extent payable, will be distributed to the holders of all outstanding Series B Preferred Shares ratably in proportion to the respective amounts of cash dividends then accrued and unpaid on such Series B Preferred Shares. So long as any Series B Preferred Shares will remain outstanding, no cash dividends can be declared or paid on any junior stock or parity stock until all accrued and unpaid cash dividends on the Series B Preferred Shares have been paid to the holders thereof. In the event that any of the Series B Preferred Shares were converted to common shares, prior to a dividend payment date, no payment of or adjustment for dividends yet due will be made on the Series B Preferred Shares converted.

         In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series B Preferred Shares then outstanding will be entitled to receive out of the assets of the Company, before any distribution or payment is made to the holders of any junior stock, including the common shares, an amount equal to the stated value per share plus any accrued and unpaid cumulative dividends thereon. If upon any liquidation, dissolution, or winding up, amounts distributable to the holders of all Series B Preferred Shares and any parity stock is insufficient to permit the payment of the full liquidation amounts on all issued and outstanding Series B Preferred Shares and parity stock, then the entire assets of the Company available for distribution to the holders of Series B Preferred Shares and parity stock will be distributed to holders of all Series B Preferred Shares and parity stock ratably in proportion to the full preferential amounts to which such holders are respectively entitled. A consolidation merger of the Company with or into any other company or companies, or a sale or transfer of all, or substantially all, of its property shall not be deemed to be a liquidation, dissolution, or winding up of the Company.

         After the third anniversary of the issue date, the Company is entitled, at its option, to redeem the Series B Preferred Shares, in whole or in part, at a redemption price equal to 103% of the stated value, plus the amount of any accrued and unpaid cash dividends thereon, to the date of such redemption. In case of the redemption of only a part of the Series B Preferred Shares, the Series B Preferred Shares to be redeemed will be selected by whatever means the Board of Directors, in its sole discretion, determines.

         The Company is not obligated to pay to any holder of the Series B Preferred Shares the redemption price for any Series B Preferred Shares to be redeemed until such holder has surrendered to the Company certificates representing such Series B Preferred Shares.

         The holders of the Series B Preferred Shares have the right and option to convert all or part of the Series B Preferred Shares then owned by them, at any time, into Common Shares.

         If the Series B Preferred Shares, in whole or in part, are called for redemption, the right to convert such Series B Preferred Shares into common shares shall cease at the close of business on the day prior to the Redemption Date set forth in the notice of redemption.

         As of December 1, 2000, 26,648 Series B Preferred Shares remained issued and outstanding and had not been converted to equity.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET FOR COMMON STOCK


         The Company's common stock traded on the OTC Bulletin Board under the symbol "SCCI" until April 2000, at which time it began to trade over the counter on the National Quotation Bureau (a.k.a., the "pink sheets"). The following table sets forth for the periods indicated the high and low bid quotations for the Company's common stock as reported on the OTC Bulleting Board, except for the Quarters ended June 30, 2000, and September 30, 2000, which set forth the high and low bid quotations for the Company's common stock on the National Quotation Bureau.


                                                                       HIGH             LOW
FISCAL 1998

         Quarter ended April 2, 1998                                   2 1/2            1 1/4

         Quarter ended July 3, 1998                                    5 3/4            2

         Quarter ended October 2, 1998                                 4 3/4            2

         Quarter ended December 31, 1998                               3 5/8            1 1/4

FISCAL 1999

         Quarter ended March 30, 1999                                  4 1/4              3/4

         Quarter ended June 30, 1999                                   3 1/4            1 1/2

         Quarter ended September 30, 1999                              2 1/2            1 1/4

         Quarter ended December 31, 1999                               2 3/4            1 1/2

FISCAL 2000

         Quarter Ended March 31, 2000                                  29               1 1/2

         Quarter Ended June 30, 2000                                   5                2

         Quarter Ended September 30, 2000                              3 3/5            1 3/4


         The quotation provided herein may reflect  inter-dealer  prices without
retail  mark-up,  markdown,  or  commissions,   and  may  not  represent  actual
transactions.


         As discussed above, at the present time, the Company's common stock is not listed on The Nasdaq SmallCap Stock Market or on any stock exchange, but trades over the counter on the National Quotation Bureau. Based on its trading price, the Company's common stock is considered a "penny stock" for purposes of federal securities laws, and therefore is subject to certain regulations which are summarized below.


         The Securities Enforcement and Penny Stock Reform Act of 1990 requires special disclosure relating to the market for penny stocks in connection with trades in any stock defined as a "penny stock." Specifically, Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in a "penny stock." Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share and that is not listed on The Nasdaq SmallCap Stock Market or a major stock exchange. These regulations affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of the Company's common stock to sell their shares in the secondary market.

         Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

         As long as the penny stock regulations apply to the Company's stock, it may be difficult to trade such stock because compliance with the regulations can delay and/or preclude certain trading transactions. Brokers-dealers may be discouraged from effecting transactions in the Company's stock because of the sales practice and disclosure requirements for penny stock. This could adversely effect the liquidity and/or price of the Company's common stock, and impede the sale of the Company's stock in the secondary market.

HOLDERS OF RECORD


         As of December 1, 2000, there were approximately 745 holders of record of the common stock of the Company and 1,816,977 shares outstanding, and approximately 68 holders of Series B Preferred and one holder of Series A
Preferred stock. The Company has come to have approximately 745 registered holders of common stock as a result of various unregistered exempt private offerings of its common stock since the Company's inception in 1987, including issuances of stock options to employees and to members of the Company's board of directors, and subsequent trading of the common stock on the OTC Bulletin Board and on the National Quotation Bureau. See "Recent Sales of Unregistered
Securities" for additional information. The number of holders of common stock has also increased due to conversions of Series B preferred shares into shares of common stock. There is no market for the Series A and B preferred shares.


         The Company's 68 Series B Preferred holders acquired their Series B Preferred Stock in an private offering by the Company that was completed in 1996. The total amount of this offering was $700,000. The Company issued the Series B Preferred Shares in reliance on an exemption pursuant to Rule 504 of Regulation D under the Securities Act of 1933, and the offering was registered by qualification in the State of Ohio under Section 1707.09 of the Ohio Revised Code. As of December 1, 2000, there were 99 shares of Series A Preferred outstanding and 26,648 Series B Preferred Shares outstanding.

DIVIDENDS


         The Company has never paid cash dividends on its common stock and does not expect to pay any dividends in the foreseeable future. Furthermore, the Company's bank loan prohibits it from paying cash dividends. The Company intends to retain future earnings, if any, for use in the business.


ITEM 2.  LEGAL PROCEEDINGS

         There are no known legal proceedings against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         Not applicable.

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES

         In March 1997, the Company issued 90,522 shares of common stock of the Company to Dr. and Mrs. Funk in exchange for certain accounts payable totaling $140,960 for Dr. and Mrs. Funk, as well as accounts payable to Funk Metallergical, Inc. in the amount of $58,190. The Company issued the shares in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933 (the "Act").

         On January 31, 1999, the Company issued 1,920 shares of common stock to Taratec Corporation, for consulting services in lieu of making a cash payment of $2,400 to Taratec Corporation for services rendered. The Company issued the shares in reliance on an exemption from registration under Section 4(2) of the Act.

         On February 28, 2000, the Company registered 300,000 shares of common stock of the Company for sale on behalf of its directors and executive officers upon the exercise of certain vested options. As of December 1, 2000, 31,920 of the 300,000 shares have been sold upon the exercise of vested options, generating proceeds of $79,800. These proceeds have been used by the Company for general working capital. The Company has issued the shares in reliance on an exemption from registration under Rule 504 of Regulation D under the Act. The Company filed a Registration by Description in connection with the issuance of the shares with the Ohio Division of Securities pursuant to Section 1707.06(A)(1) of the Ohio Revised Code. The registration will terminate 16 months from the registration date.

         On January 7, 2000, the Company issued common stock purchase warrants at $2.50 per share for 150,000 shares of common stock related to the subordinated notes payable to Dr. and Mrs. Funk. The warrants are 100% vested and expire ten years from the date of grant. The Company issued the warrants in reliance on an exemption from registration under Section 4(2) of the Act.

         On October 10, 2000, the Company issued 200,000 shares of common stock of the Company at a per share price of $2.50 per share (aggregate of $500,000), and warrants to purchase up to an additional 140,000 shares of common stock for $0.20 per share (aggregate of $28,000) to Mangart Global Fund Ltd. and Windcom Investments SA for a total price of $528,000. The warrants are exercisable for a period of 12 months from the date of purchase for a per warrant share price of $3.50. In connection with the sale, the Company agreed that it will, at its own expense, use its reasonable efforts to file a shelf registration for at least 340,000 shares of its common stock, without par value, to facilitate the resale of the shares and the warrant shares by these investors. The Company issued the shares in reliance on an exemption from registration under Section 4(2) of the Act.

         In connection with the issuance of shares and warrants to Mangart Global Fund Ltd. and Windcom Investments SA, the Company issued an aggregate of 202,613 shares of common stock of the Company to Dr. and Mrs. Funk upon conversion of Subordinated Promissory Notes of $506,000. The Company issued the shares in reliance on an exemption from registration under Section 4(2) of the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 5 of the Company's Articles of Incorporation contains extensive provisions related to indemnification of officers, directors, employees and agents. The Company is required to indemnify its directors against expenses, including attorney fees, judgments, fines and amounts paid in settlement of civil, criminal, administrative, and investigative proceedings, if the director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company. When criminal proceedings are involved, indemnification is further conditional upon the director having no reasonable cause to believe that his conduct was unlawful.

         Entitlement of a director to indemnification shall be made by vote of the disinterested directors of the Company. If there are an insufficient number of such directors to constitute a quorum, the determination to indemnify directors shall be made by one of the following methods: (1) a written opinion of independent legal counsel, (2) vote by the shareholders, or (3) by the Court in which the action, suit or proceeding was brought.

         The Company may pay the expenses, including attorney fees of any director, as incurred, in advance of a final disposition of such action, suit or proceeding, upon receipt by the Company of an undertaking by the affected director(s) in which he (they) agree to cooperate with the Company concerning the action, suit or proceeding, and agree(s) to repay the Company in the event that a Court determines that the director(s) action, or failure to act, involved an act, or omission, undertaken with reckless disregard for the best interests of the Company.

         The indemnification provisions of the Articles of Incorporation relating to officers, employees and agents of the Company are similar to those relating to directors, but are not mandatory in nature. On a case-by-case basis, the Company may elect to indemnify them, and may elect to pay their expenses, including attorney fees, in advance of a final disposition of the action, suit, or proceeding, upon the same conditions and subject to legal standards as relate to directors. These indemnification provisions are also applicable to actions brought against directors, officers, employees and agents in the right of the Company ("derivative actions"). However, no indemnification shall be made to any person adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless, and only to the extent that a Court determines, that despite the adjudication of liability, but in view of all of the circumstances of the case, such persons reasonably entitled to indemnify for such expenses as the Court shall deem proper.

         The Company currently carries directors and officers insurance in the amount of one million dollars.

                                    PART F/S

                              FINANCIAL STATEMENTS



Independent Auditors' Report..............................................................................  F-1
Balance Sheets, December 31, 1999 and September 30, 2000 (unaudited)......................................  F-2
Statements of Operations for the years ended December 31, 1998 and 1999, and for the nine months ended September 30, 1999 and 2000 (unaudited)..........................................  F-4
Statements of Shareholders' Equity for the years ended December 31, 1998 and 1999, and for the nine months ended September 30, 2000 (unaudited)...........................................  F-5
Statements of Cash Flows for the years ended December 31, 1998 and 1999, and for the nine months ended September 30, 1999 and 2000 (unaudited)..........................................  F-6
Notes to Financial Statements.............................................................................  F-8

To the Board of Directors
Superconductive Components, Inc.
Columbus, Ohio

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

         We have audited the accompanying balance sheet of Superconductive Components, Inc. as of December 31, 1999, and the related statements of operations, shareholders' equity and cash flows for the two years ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superconductive Components, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company's recurring losses from operations and lack of sufficient cash flow to fund these deficits raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         As discussed in Note 15 to the financial statements, these financial statements have been restated for the accounting for Series A and B preferred stock and debt forgiveness of subordinated notes payable.


                                                  /s/HAUSSER + TAYLOR LLP



Columbus, Ohio
July 26, 2000, except for Note 15 as to which the date is March 7, 2001

                      SUPERCONDUCTIVE COMPONENTS, INC.

                               BALANCE SHEETS


                                   ASSETS                                                             (UNAUDITED)
                                   ------                                         DECEMBER 31,        SEPTEMBER 30,
                                                                                     1999                 2000
                                                                                 -----------           -----------

                                                                                  (RESTATED)            (RESTATED)

CURRENT ASSETS
  Cash (Note 2)                                                                  $    -                $    14,462
  Accounts and notes receivable (Notes 2 and 11):
    Trade, less allowance for doubtful accounts of $24,000 and
     $22,000, respectively                                                           321,801               349,012
    Related party receivables, less allowance for doubtful accounts
      of $0 and $21,000, respectively                                                  4,283                 4,283
  Inventories (Notes 2 and 3):                                                       531,682               606,341
  Prepaid expenses                                                                    20,804                64,493
                                                                                 -----------           -----------
        Total current assets                                                         878,570             1,038,591
                                                                                 -----------           -----------


PROPERTY AND EQUIPMENT,
 AT COST (Notes 2, 4 and 5)
  Machinery and equipment                                                          1,868,965             1,915,138
  Furniture and fixtures                                                              10,393                15,250
  Leasehold improvements                                                             293,491               304,666
                                                                                 -----------           -----------
                                                                                   2,172,849             2,235,054
  Less accumulated depreciation                                                   (1,440,331)           (1,660,070)
                                                                                 -----------           -----------
                                                                                     732,518               574,984
                                                                                 -----------           -----------


OTHER ASSETS
  Other (Note 2)                                                                      41,151                41,649
                                                                                 -----------           -----------


                                                                                 $ 1,652,239           $ 1,655,224
                                                                                 ===========           ===========




   The accompanying notes are an integral part of these financial statements.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                                 BALANCE SHEETS


                    LIABILITIES AND SHAREHOLDERS' EQUITY                                               (UNAUDITED)
                    ------------------------------------                         DECEMBER 31,          SEPTEMBER 30,
                                                                                     1999                 2000
                                                                                 -----------           -----------

                                                                                  (RESTATED)            (RESTATED)

CURRENT LIABILITIES
  Bank overdraft                                                                 $    30,735           $        --
  Note payable, bank (Note 4)                                                         95,025                75,000
  Capital lease obligation, current portion (Note 5)                                  74,359                30,372
  Accounts payable                                                                   305,544               350,186
  Accounts payable, shareholders (Note 11)                                             8,916                74,730
  Accrued interest, shareholders (Note 6)                                             37,078                74,248
  Accrued expenses                                                                   268,922               268,259
                                                                                 -----------           -----------
        Total current liabilities                                                    820,579               872,795
                                                                                 -----------           -----------


CAPITAL LEASE OBLIGATION, NET OF
 CURRENT PORTION (Note 5)                                                             79,686                63,642
                                                                                 -----------           -----------

SUBORDINATED NOTES PAYABLE (Note 6)                                                  417,125               506,533
                                                                                 -----------           -----------

REDEEMABLE CONVERTIBLE PREFERRED
STOCK (Series A)
 10% cumulative, nonvoting, no par value, $1,000 stated
     value, liquidation and mandatory redemption at
     stated value per share plus unpaid and accumulated
     dividends ($32,842 and $22,624, respectively) (Note 7)                          145,703                83,558
                                                                                 -----------           -----------

COMMITMENTS AND CONTINGENCIES (Notes 4, 5, 6, and 14)

SHAREHOLDERS' EQUITY (Notes 7, 8, and 9)
  Convertible preferred stock, Series B, 10% cumulative,
     nonvoting, no par value, $10 stated value, optional
      redemption at 103%                                                             691,672               358,174
  Common stock, no par value, authorized 15,000,000
     shares; 1,244,859 and 1,397,576 shares issued and outstanding,
      respectively                                                                 4,861,373             5,328,163
  Additional paid-in capital                                                         142,683                81,210
  Accumulated deficit                                                             (5,506,582)           (5,638,851)
                                                                                 -----------           -----------
                                                                                     189,146               128,696
                                                                                 -----------           -----------
                                                                                 $ 1,652,239           $ 1,655,224
                                                                                 ===========           ===========



The accompanying notes are an integral part of these financial statements.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                            STATEMENTS OF OPERATIONS

                                                                                                             (UNAUDITED)
                                                                      YEARS ENDED                          NINE MONTHS ENDED
                                                            -------------------------------         -------------------------------
                                                            DECEMBER 31,        DECEMBER 31,        SEPTEMBER 30,      SEPTEMBER 30,
                                                               1999                 1998                2000               1999
                                                            -----------         -----------         -----------        -----------

                                                             (RESTATED)          (RESTATED)          (RESTATED)         (RESTATED)

SALES REVENUE                                               $ 2,253,209         $ 2,027,610         $ 1,877,313        $ 1,701,527
CONTRACT RESEARCH REVENUE                                       425,153             470,552             417,079            269,282
                                                            -----------         -----------         -----------         -----------
                                                              2,678,362           2,498,162           2,294,392          1,970,809
                                                            -----------         -----------         -----------         -----------

COST OF SALES REVENUE                                         1,835,027           1,721,986           1,484,707          1,346,774
COST OF CONTRACT RESEARCH                                       366,156             337,953             322,143            220,157
                                                            -----------         -----------         -----------         -----------
                                                              2,201,183           2,059,939           1,806,850          1,566,931
                                                            -----------         -----------         -----------         -----------

GROSS MARGIN                                                    477,179             438,223             487,542            403,878

GENERAL AND ADMINISTRATIVE EXPENSES                             325,195             350,835             352,018            216,274

SALES AND PROMOTIONAL EXPENSES                                  265,631             301,618             219,131            192,160
                                                            -----------         -----------         -----------         -----------

LOSS FROM OPERATIONS                                           (113,647)           (214,230)            (83,607)            (4,556)
                                                            -----------         -----------         -----------         -----------

OTHER INCOME (EXPENSE)
  Interest                                                      (44,473)            (28,847)            (50,071)           (32,035)
  Miscellaneous, net                                             19,700              10,190               1,409             22,404
                                                            -----------         -----------         -----------         -----------
                                                                (24,773)            (18,657)            (48,662)            (9,631)
                                                            -----------         -----------         -----------         -----------

LOSS BEFORE INCOME TAX                                         (138,420)           (232,887)           (132,269)           (14,187)

INCOME TAX EXPENSE (Note 10)                                     -                   -                   -                   -
                                                            -----------         -----------         -----------         -----------

NET LOSS                                                       (138,420)           (232,887)           (132,269)           (14,187)

DIVIDENDS ON PREFERRED STOCK                                    (91,353)            (94,137)            (52,688)           (63,297)

ACCRETION OF PREFERRED STOCK                                    (11,713)           (128,379)             (8,785)            (8,785)
                                                            -----------         -----------         -----------         -----------

LOSS APPLICABLE TO COMMON SHARES                            $  (241,486)        $  (455,403)        $  (193,742)       $   (86,269)
                                                            ===========         ===========         ===========        ===========

EARNINGS PER SHARE - BASIC
 AND DILUTIVE (NOTE 2)

NET LOSS PER COMMON SHARE                                   $     (0.20)        $     (0.38)        $     (0.14)       $     (0.07)
                                                            ===========         ===========         ===========        ===========

WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING                                           1,226,138           1,188,136           1,361,879          1,219,898
                                                            ===========         ===========         ===========        ===========



   The accompanying notes are an integral part of these financial statements.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 1998 AND 1999 AND NINE MONTHS ENDED SEPTEMBER 30, 2000
-------------------------------------------------------------------------------
(UNAUDITED)
-----------

                                                             CONVERTIBLE
                                                              PREFERRED                   ADDITIONAL
                                                                STOCK,         COMMON       PAID-IN      ACCUMULATED
                                                               SERIES B        STOCK        CAPITAL         DEFICIT         TOTAL
                                                             -----------    -----------   -----------    -----------    -----------

Balance - December 31, 1997, (restated) (Note 15)            $   682,879    $ 4,619,863   $   468,265    $(5,135,275)   $   635,732

Accretion of cumulative dividends                                 76,637          -           (94,137)        -             (17,500)

Accretion of debt discount                                       116,666          -          (116,666)        -              -

Accretion of Series A offering costs                              -               -           (11,713)        -             (11,713)

Exercise of options (4600 shares @ $2.50/share)                   -              11,500        -              -               11,500

Sale of Shares (20,000 @ $2.50/share)                             -              50,000        -              -               50,000

Net loss                                                          -               -            -            (232,887)      (232,887)
                                                             -----------    -----------   -----------    -----------    -----------

Balance - December 31, 1998, (restated)                          876,182      4,681,363       245,749     (5,368,162)      (435,132)

Accretion of cumulative dividends                                 76,637          -           (91,353)        -             (14,716)

Accretion of Series A offering costs                              -               -           (11,713)        -             (11,713)

Conversion of preferred stock to common stock
 (35,522 shares)                                                (177,610)       177,610         -             -               -

Common stock issued in exchange for services received
 (1920 shares @ $1.25/share)                                       -              2,400         -             -               2,400

Payment of cumulative dividends                                  (83,537)         -             -             -             (83,537)

Net loss                                                           -              -             -           (138,420)      (138,420)
                                                             -----------    -----------   -----------    -----------    -----------

Balance - December 31, 1999, (restated)                          691,672      4,861,373       142,682     (5,506,582)       189,146

Accretion of cumulative dividends                                 45,217          -           (52,688)        -              (7,471)

Accretion of Series A offering costs                               -              -            (8,785)        -              (8,785)

Exercise of options (31,920 shares @ $2.50/share)                  -             79,800         -             -              79,800

Conversion of Series A preferred (1,379 shares)                    -              8,275         -             -               8,275

Conversion of Series B preferred (113,418 shares)               (378,715)       378,715         -             -               -

Net loss (unaudited)                                               -              -             -           (132,269)      (132,269)
                                                             -----------    -----------   -----------    -----------    -----------

Balance - September 30, 2000 (unaudited)                     $   358,174    $ 5,328,163   $    81,210    $(5,638,851)   $   128,696
                                                             ===========    ===========   ===========    ===========    ===========






   The accompanying notes are an integral part of these financial statements.

                  SUPERCONDUCTIVE COMPONENTS, INC.

                      STATEMENTS OF CASH FLOWS

                                                                                                               (UNAUDITED)
                                                                               YEARS ENDED                  NINE MONTHS ENDED
                                                                       ---------------------------  -------------------------------
                                                                       DECEMBER 31,   DECEMBER 31,  SEPTEMBER 30,     SEPTEMBER 30,
                                                                          1999            1998          2000              1999
                                                                          ----            ----          ----              ----

                                                                        (RESTATED)     (RESTATED)     (RESTATED)        (RESTATED)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                              $(138,420)     $(232,887)     $(132,269)        $ (14,187)
                                                                        ---------      ---------      ---------         ---------
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation                                                          255,180        246,727        219,739           190,430
    Amortization                                                            2,605          1,200         -                  1,956
    Inventory reserve                                                       9,220         28,605         51,427            70,092
    Provision for doubtful accounts                                         6,643          6,653         19,589             3,131
    Changes in operating assets and liabilities:
      (Increase) decrease in assets:
        Accounts receivable                                               (75,054)        81,216        (46,799)         (179,356)
        Inventories                                                       (61,674)       (12,105)      (126,086)         (163,458)
        Prepaid expenses                                                    8,861         (9,413)       (43,690)            8,763
        Other assets                                                        1,302         (7,501)          (498)            3,163
      Increase (decrease) in liabilities:
        Accounts payable                                                  (34,615)       (19,066)       147,626           (37,152)
        Accrued expenses                                                  133,585        (37,445)          (664)          150,537
        Deferred revenue                                                   -              (3,464)        -                 -
                                                                        ---------      ---------      ---------         ---------
          Total adjustments                                               246,053        275,407        220,644            48,106
                                                                        ---------      ---------      ---------         ---------
              Net cash provided by operating activities                   107,633         42,520         88,375            33,919
                                                                        ---------      ---------      ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                                     (66,322)      (207,444)       (62,205)          (42,022)
                                                                        ---------      ---------      ---------         ---------
              Net cash used in investing activities                       (66,322)      (207,444)       (62,205)          (42,022)
                                                                        ---------      ---------      ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Bank overdraft                                                           30,735         -             (30,735)           -
  Proceeds on notes payable, bank                                          -              -              75,000           (12,677)
  Principal repayments on notes payable, bank                              (3,330)        -             (95,025)           -
  Principal repayments on long-term debt                                  (12,677)       (11,057)        -                 -
  Proceeds from subordinated notes payable                                 80,000        155,000         89,408            70,125
  Principal payments on capital lease obligation                          (57,083)       (42,758)       (60,031)          (50,969)
  Proceeds from exercise of common stock options                           -              11,500         -                -
  Proceeds from the sale of common stock                                   -              50,000         79,800           -
  Payment of cummulative dividends                                        (83,536)        -              -                -
  Redemption of Series A preferred stock                                   -              -             (70,125)          -
                                                                        ---------      ---------      ---------         ---------
              Net cash provided by (used in) financing activities         (45,891)       162,685        (11,708)            6,479
                                                                        ---------      ---------      ---------         ---------

NET INCREASE (DECREASE) IN CASH                                            (4,580)        (2,239)        14,462            (1,624)

CASH - Beginning of period                                                  4,580          6,819         -                  4,580
                                                                        ---------      ---------      ---------         ---------

CASH - End of period                                                    $  -           $   4,580      $  14,462         $   2,956
                                                                        =========      =========      =========         =========

   The accompanying notes are an integral part of these financial statements.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                                                                                                               (UNAUDITED)
                                                                              YEARS ENDED                   NINE MONTHS ENDED
                                                                      ----------------------------    -----------------------------
                                                                      DECEMBER 31,    DECEMBER 31,    SEPTEMBER 30,   SEPTEMBER 30,
                                                                          1999           1998             2000            1999
                                                                         -------        -------          -------         -------

                                                                       (RESTATED)     (RESTATED)       (RESTATED)      (RESTATED)

SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION
  Cash paid during the years for:
    Interest                                                             $14,681        $21,561          $12,903         $10,822
    Income taxes                                                         $ -            $ -              $ -             $ -

SUPPLEMENTAL DISCLOSURES OF NONCASH
 INVESTING AND FINANCING ACTIVITIES

  Property and equipment was purchased by capital lease                  $63,344        $86,076            -               -

  Subordinated debt was issued to a shareholder as reimbursement
   for the shareholder paying accounts payable of the Company             55,000          -                -              55,000

  Common stock was issued as partial payment for accounts payable          2,400          -                -               2,400

  Preferred stock, Series A was redeemed by issuing additional
   subordinated notes payable                                             70,125          -                -              70,125

  Preferred stock, series A converted to common stock                      -              -            8,275               -

   The accompanying notes are an integral part of these financial statements.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  BUSINESS ORGANIZATION AND PURPOSE

         Superconductive Components, Inc. (the Company) is an Ohio corporation that was incorporated in May 1987. The Company was formed to develop, manufacture and sell materials using superconductive principles. Operations have since been expanded to include the manufacture and sale of non-superconductive materials. The Company's domestic and international customer base is primarily in the research, education, electronics and computer industries.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. Interim Financial Data (Unaudited) - The unaudited financial information as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 has been prepared on the same basis as the audited financial statements and, in the opinion of the Company's management, reflects all adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with generally accepted accounting principles.

     B. Inventories - Inventories are stated at the lower of cost or market on an acquired or internally produced lot basis, and consist of raw materials, work-in-process and finished goods. Cost includes material, labor and applied overhead. Inventory reserves are established for obsolete inventory and excess inventory quantities based on management's estimate of net realizable value.

         The Company enters into cancelable purchase commitment arrangements for some suppliers. Estimated purchase commitments to these suppliers approximate $500,000 for 2000. The Company can cancel these commitments at the Company's discretion without penalty.

     C.  Property and  Equipment - Property and  equipment  are carried at cost.
         Depreciation is provided on the straight-line method based on the estimated useful lives of the assets for financial reporting purposes and allowable accelerated methods for tax purposes. Useful lives range from ten years on certain furniture and fixtures to three years on leasehold improvements and computer software. Expenditures for renewals and betterments are capitalized and expenditures for repairs and maintenance are charged to operations as incurred.

         Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. There have been no such impairment adjustments.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     D. Research and Development - Internal research and development costs are expensed as incurred. Research and development expenses, including testing, for the years ended December 31, 1999 and 1998 and nine months ended September 30, 2000 and 1999 were $15,392, $41,421, $23,211 and
         $45,351, respectively.

         Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved. These contracts vary from six to twenty-four months in duration. The terms of the contracts, which are fixed price, require the Company to submit final reports and/or progress reports to the sponsor. While the contracts are subject to cancellation, management believes that the Company will comply with all terms of the contracts and that all of the amounts awarded to the Company will be collected.

         Research revenue and expenses associated to third parties are separately identified in the Statements of Operations. During 1998, the Company was awarded contracts approximating $467,000 with 100% of the contracts complete at December 31, 1998. At December 31, 1998, accounts receivable from these contracts totaled $50,000 which was collected during 1999. During 1999, the Company was awarded contracts approximating $1,084,000 with $409,000 of the total contract amount earned during 1999. At December 31, 1999, accounts receivable from these contracts approximated $45,000. For the nine months ended September 30, 2000 and 1999, accounts receivable (deferred revenue) from these contracts approximated $94,861 and $(15,163), respectively.

     E. Licenses - The Company has secured licenses to produce various superconductive materials for periods up to the expiration of the applicable patents. The license fees, included in "Other Assets" on the balance sheet, are being amortized over the expected life of the agreement or applicable patent which is seventeen years. Cost and accumulated amortization of licenses at December 31, 1999 and September 30, 2000 are $24,500 and $8,661; $24,500 and $9,676, respectively.

     F. Patent - The Company has secured a patent for a manufacturing process used in its operations. Costs incurred to secure the patent have been capitalized, included in "Other Assets" on the balance sheet, and are being amortized over the life of the patent. Cost and accumulated amortization of the patent at December 31, 1999 and September 30, 2000 are $26,318 and $1,206; $28,535 and $5,168, respectively.

     G. Income Taxes - Income taxes are provided for by utilizing the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities using presently enacted tax rates. Deferred tax assets are recognized for net operating loss carryforwards, reduced by a valuation allowance which is established when "it is more likely than not" that some portion or all of the deferred tax assets will not be recognized.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     H. Stock Based Compensation -The Company utilizes the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" which utilized a fair value based method. The
         Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation", utilized a fair value based method. The FASB requires disclosure for new employee stock options of the impact to the financial statements of utilizing the intrinsic value versus the fair value based method (see Note 8). For stock based compensation other than employees, the Company utilizes the fair value method as provided for in FASB #123.

     I. Loss Per Common Share - Loss per common share amounts are based on the weighted average number of shares outstanding. Due to the net loss the assumed conversion of preferred stock and exercise of stock options and warrants are anti-dilutive and have not been considered in the calculation of per share amounts.

     J. Statements of Cash Flows - For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash. No such investments were purchased.

     K. Concentrations of Credit Risk - The Company's cash balances, which are at times in excess of federally insured levels, are maintained at a large regional bank, and are continually monitored to minimize the risk of loss. The Company grants credit to its customers, who are varied in terms of size, geographic location and financial strength. Customer balances are continually monitored to minimize the risk of loss.

     L. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     M. Fair Value - The estimated fair value of amounts reported in the financial statements have been determined using available market information and valuation methodologies, as applicable (see Note 12).

     N. Revenue Recognition - Revenue from product sales is recognized upon shipment to customers. Provisions for discounts, returns and others adjustments are provided for in the same period as the related sales are recorded.

         Revenue from contract research provided for third parties is recognized when the contracted work has been performed or as milestone results have been achieved.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     O. Effects of Recent Accounting Pronouncements - In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The guidance in SAB 101 must be adopted during the fourth quarter of fiscal 2000 and the effects, if any, are required to be recorded through a retroactive, cumulative-effect adjustment as of the beginning of the fiscal year, with a restatement of all prior interim quarters in the year. Management has reviewed their policies for revenue recognition in comparison to the requirements in SAB 101 and no change will occur to its income statement presentation, operating results or financial position as a result of implementing SAB 101.

NOTE 3.  INVENTORIES

         Inventories consist of the following:

                                                                (UNAUDITED)
                                               DECEMBER 31,    SEPTEMBER 30,
                                                   1999             2000
                                                   ----             ----
         Raw materials                          $ 365,688        $ 452,625
         Work-in-process                           90,841          120,837
         Finished goods                           223,797          232,950
                                                ---------        ---------
                                                  680,326          806,412
         Less reserve for obsolete inventory     (148,644)        (200,071)
                                                ---------        ---------

                                                $ 531,682        $ 606,341
                                                =========        =========

NOTE 4.  NOTES PAYABLE - BANK

         The Company has a note payable to a bank in the amount of $95,025 at December 31, 1999, due June 30, 2000 interest only payable monthly at prime (8.5% at December 31, 1999) plus .75% until maturity. In addition, the Company is contingently liable under a standby letter of credit issued in favor of a vendor at $20,000 until June 30, 2001. No collateral, other than the personal guarantee by an officer and major shareholder of the Company, collateralizes the note or letter of credit. On February 28, 2000, an officer and major shareholder of the Company paid the bank note payable totaling $89,408 in full. The
         Company increased the subordinated note payable to Dr. Funk as reimbursement for payment on the bank note payable.

         On June 30, 2000, the Company obtained a bank line of credit in the amount of $100,000, interest at prime, maturing June 30, 2001. As of September 30, 2000, $75,000 has been drawn on this line of credit. No collateral, other than the personal guarantee by an officer and major shareholder of the Company, collateralizes the bank line of credit.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5.  LEASE OBLIGATIONS

         Operating
         ---------

         The Company leases certain office equipment and a building under agreements classified as operating leases. Minimum future rental payments under these non-cancellable operating leases having remaining terms in excess of one year at December 31, 1999 are as follows:

         YEAR                                                   AMOUNT
         ----                                                   -------
         2000                                                   $69,438
         2001                                                    17,360
                                                                -------
                                                                $86,798
                                                                =======

         Rent expense which includes various monthly rentals for the years ended December 31, 1999 and 1998 and September 30, 2000 and 1999 were $56,022 and $64,253, $41,820 and $33,393, respectively.

         Capital
         -------

         The Company also leases certain equipment under capital leases. The future minimum lease payments by year with the present value of such payments, as of December 31, 1999 is as follows:

         2000                                                  $ 85,058
         2001                                                    28,660
         2002                                                    28,660
         2003                                                    24,459
         2004                                                    12,042
                                                               --------
         Total minimum lease payments                           178,879
         Less amount representing interest                       24,834
                                                               --------
         Present value of minimum lease payments                154,045
         Less current portion                                    74,359
                                                               --------
         Long-term capital lease obligations                   $ 79,686
                                                               ========

         The equipment under capital lease at December 31, 1999 is included in the accompanying balance sheet under the following captions:

         Machinery and equipment                               $288,154
         Less accumulated depreciation                           77,657
                                                               --------
         Net book value                                        $210,497
                                                               ========

         These assets are amortized over seven years using the straight-line method and amortization is included in depreciation expense.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 6.  SUBORDINATED NOTES PAYABLE

         Subordinated notes payable consists of the following:

                                                              (UNAUDITED)
                                            DECEMBER         SEPTEMBER 30,
                                              1999               2000
                                              ----               ----
         Dr. Edward Funk                    $256,125           $345,533
         Ingeborg Funk                       161,000            161,000
                                            --------           --------
                                            $417,125           $506,533
                                            ========           ========

         1993 Subordinated Debenture Agreement
         -------------------------------------

         Dr. Edward and Ingeborg Funk have loaned funds net of conversion to equity of $256,125 and $161,000 to the Company, respectively, from September 30, 1991 through December 31, 1999. The board of directors has approved that the subordinated debt can be converted at $2.50 per share. per share. These subordinated notes payable are due on December 31, 2009. The debentures bear interest at 10% per annum. The debentures are subordinate to other senior indebtedness, as defined in the agreements. Dr. Edward Funk is the founder, Chief Executive Officer, and majority shareholder of the Company.

         Interest expense totaled $29,972, $7,286, $37,170 and $21,253 for the years ended December 31, 1999 and 1998 and the nine months ended September 30, 2000 and 1999, respectively. Accrued interest payable, shareholder totaled $37,078 and $74,248 at December 31, 1999 and September 31, 2000, respectively.

         The Company has issued common stock purchase warrants at $2.50 per common share for 150,000 shares of common stock related to the subordinated notes payable to Dr. Edward and Ingeborg Funk. The warrants are 100% vested and expire in ten years from the date of grant of January 7, 2000.

NOTE 7.  COMMON AND PREFERRED STOCK

         Common Stock Issues
         -------------------

         During 1998, 4,600 shares of common stock were issued in exchange for options at $2.50 per share. Additionally, 20,000 shares were issued for cash at $2.50 per share.

         During 1999, 960 shares of common stock were issued in exchange as partial payment for consulting services at $2.50 per share.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 7.  COMMON AND PREFERRED STOCK (CONTINUED)

         Preferred Stock
         ---------------

                                                   SHARES        SHARES
                                                 AUTHORIZED   OUTSTANDING
                                                 ----------   -----------
         10% Convertible/voting                     10,000           --

         10% Convertible/nonvoting                     215          148

         Nonvoting                                 125,000       83,537

         Voting                                    125,000           --
                                                   -------      -------
                                                   260,215       83,685
                                                   =======      =======

         In June 1995, the Company completed an offering of 215 shares of $1,000 stated value 1995 Series A 10% non-voting convertible preferred stock. In January 1996, the Company completed an offering of 70,000 shares of $10 stated value 1995 Series B 10% non-voting convertible preferred stock. For the first three years, the dividends on both issues were payable by issuing additional Series A or B preferred shares or in cash. The Series A shares are convertible to common shares at the rate of $6.00 per share and Series B shares at the rate of $5.00 per share. At the Company's option, Series A and Series B shares are redeemable at 103% after the respective third anniversary dates.

         Series A has a mandatory redemption at 25% annually of the issued Series A shares at their stated value plus accrued and unpaid dividends commencing on the fourth anniversary date. As security for cash dividends,  or  mandatory  redemption  payments  due  on the  Series  A preferred shares, and to collateralize the preference upon a liquidation, dissolution or winding up of the affairs of the Company, Dr. and Mrs. Funk pledged an aggregate of 60,000 shares of common stock, $.01 par value of Interpore/Cross International (Cross) (formerly known as Cross Medical Products, Inc.).


         Issue costs of $70,277 on Series A were netted against the proceeds and are being amortized over the term of the Series A payout period of seven years using the straight-line method. Unamortized costs at December 31, 2000 is $23,345. The amortized (accreted) amount is reflected in loss applicable to common shares and additional paid-in-capital. The annual accretion totaled $11,713, $11,713, $8,785 and $8,785 for the years ended December 31, 1999 and 1998 and the nine months ended September 30, 2000 and 1999, respectively.

         Series B preferred stock was originally issued with a $5.00 per share discount which has been recorded as a reduction of Series B preferred stock. The original discount totaled $350,000. The discount is being accreted to loss applicable to common shares and additional paid-in capital through the period that the Series B preferred stock can be converted to common stock which is after the third anniversary date. The accretion for the year ended December 31, 1998 totaled $116,666 which was the final year of accretion.- -

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 7.  COMMON AND PREFERRED STOCK (CONTINUED)

         As security for cash dividends on the Series B preferred shares, Dr. and Mrs. Funk pledged an aggregate 131,000 shares of $.01 par value common stock of Cross. Issue costs of approximately $116,110 on Series B were netted against the proceeds of that issue.

         Cumulative dividends in arrears on Series A preferred stock are $32,842 ($221.91 per share) atDecember 31, 1999.

         During 1999, the Company redeemed 41.25 shares of Series A preferred stock for $41,250 which represented an early redemption of the mandatory redemption requirement for certain shareholders. Series A accrued dividends totaling $28,875 were paid in connection with the Series A redemption.

         In March 2000, a Series A preferred stockholder converted 8.275 shares of preferred stock for 1,379 shares of common stock. Additionally, Series A preferred stockholders holding 54.45 shares of preferred stock were redeemed for cash of $70,125 (principle - $54,450, accrued dividends - $15,675).

         Subsequent to year-end, Series B preferred shareholders converted 55,862 shares of Series B preferred shares at $5.00 per share. The Company issued 111,724 shares of common stock for the conversion of Series B and 1,694 shares common stock for cumulative dividends accrued at 10% per annum.

         Earnings Per Share
         ------------------

         All outstanding common stock equivalents which include preferred stock Series A and B, employee and director stock options and warrants are antidilutive due to the net loss. Common stock equivalents that were excluded in the diluted loss per share calculation were as follows:

                                                                              (UNAUDITED)      (UNAUDITED)
                                                           DECEMBER 31,       DECEMBER 31,     SEPTEMBER 30,    SEPTEMBER 30,
                                                               1999               1998             2000              1999
                                                               ----               ----             ----              ----
         Options                                                   --           160,460                --                --
         Warrants                                                  --                --           150,000                --
         Preferred Series A                                        --                --                --                --
         Preferred Series B                                        --                --                --                --
         Subordinated debt                                    166,850            84,800           202,613           134,850
                                                              -------           -------           -------           -------
                                                              166,850           245,260           352,613           134,850
                                                              =======           =======           =======           =======

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 7.  COMMON AND PREFERRED STOCK (CONTINUED)

         Additional common stock equivalents were not considered as equivalents as they were not "in-the-money" and, therefore, not considered a common stock equivalent. Additional outstanding common stock equivalents excluded from the above totaled were as follows:

                                                                              (UNAUDITED)      (UNAUDITED)
                                                           DECEMBER 31,       DECEMBER 31,     SEPTEMBER 30,     SEPTEMBER 30,
                                                               1999              1998              2000               1999
                                                               ----              ----              ----               ----
         Options                                              171,190                --           172,670           170,190
         Warrants                                              32,000            32,000            32,000            32,000
         Preferred Series A                                    22,292            29,166            11,838            22,292
         Preferred Series B                                   173,857           175,236            80,678           202,060
         Subordinated debt                                         --                --                --                --
                                                              -------           -------           -------           -------
                                                              399,339           236,402           297,186           426,542
                                                              =======           =======           =======           =======

         Subsequent Events (Unaudited)
         -----------------------------

         On October 10, 2000, the Company issued 200,000 shares of common stock at $2.50 per share for total proceeds of $500,000. The same investors were issued warrants for the purchase of up to an additional 140,000 shares of common stock for an aggregate purchase price of $28,000, or $.20 for each warrant, exercisable at $3.50 per share for a period of twelve months from the date of issuance.

         Effective October 22, 2000, the Company granted 62,500 stock options to employees at an exercise price of $3.00 per share. The options vest at the rate of 20% per year from the date of grant based on continued employment and shall terminate on October 22, 2010. The fair market value at the date of grant was $3.00.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 7.  COMMON AND PREFERRED STOCK (CONTINUED)

         Effective October 22, 2000, the Company granted 35,000 stock options to directors at an exercise price of $3.00 per share. The options are vested at the date of grant but exercisable at any time after October 23, 2001 and shall terminate on October 22, 2010. The fair market value at the date of grant was $3.00.


         In conjunction with the sale of common stock and common stock warrants on October 10, 2000, Dr. and Mrs. Funk converted their subordinated notes payable totaling $506,533 to 202,613 shares of common stock at a conversion rate of $2.50 per share.

NOTE 8.  INCENTIVE STOCK OPTION PLANS

         In November 1987, the Company adopted the 1987 Incentive Stock Option Plan (the Incentive Plan) for key employees under which options to purchase up to 40,000 shares of the Company's common stock may be granted to qualified employees, subject to the execution of stock option agreements. Options may be exercised for periods up to 10 years from the date of grant at prices not less than 100% of fair market value on the date of grant.

         In February 1991, the Company adopted the 1991 Non-Statutory Stock Option Plan (the Non-Statutory Plan) under which options to purchase up to 20,000 shares of the Company's common stock may be granted to key employees, directors, consultants, advisors and sales representatives, subject to the execution of stock option agreements. Options may be exercised for periods up to 10 years from the date of grant at prices to be determined by the Board of Directors. The Company has reserved 2,000 of the shares subject to the Non-Statutory Plan for options to be granted to sales representatives.

         On September 29, 1995, the Company adopted the 1995 Stock Option Plan (the 1995 Plan) as incentive to key employees, directors and consultants under which options to purchase up to 600,000 shares of the Company's common stock may be granted, subject to the execution of stock option agreements. Incentive stock options may be granted to key associates of the Company and Non-Statutory options may be granted to directors who are not employees and to consultants and advisors who render services to the Company. Options may be exercised for periods up to 10 years from the date of grant at prices not less than 100% of fair market value on the date of grant.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 8.  INCENTIVE STOCK OPTION PLANS (CONTINUED)

         The cumulative status at December 31, 1999 and 1998 of options granted and outstanding, as well as options which became exercisable in connection with the Incentive Plan is summarized as follows:

         Employee Stock Option Plans
         ---------------------------

                                                                          WEIGHTED
                                                                          AVERAGE
                                                    STOCK OPTIONS      EXERCISE PRICE
                                                    -------------      --------------
         Outstanding at December 31, 1997              134,300             $2.50
           Granted                                          --                --
           Exercised                                    (2,100)             2.50
           Forfeited                                    (2,100)             2.50
                                                      --------             -----
         Outstanding at December 31, 1998              130,100              2.50
           Granted                                      65,000              2.00
           Exercised                                        --                --
           Forfeited                                    (4,000)             2.00
                                                      --------             -----
         Outstanding at December 31, 1999              191,100             $2.38
                                                      ========             =====

         Shares exercisable at December 31, 1998        34,710             $2.50
         Shares exercisable at December 31, 1999        48,990             $2.50

         Non-Employee Director Option Plans
         ----------------------------------

                                                                          WEIGHTED
                                                                          AVERAGE
                                                    STOCK OPTIONS      EXERCISE PRICE
                                                    -------------      --------------
         Outstanding at December 31, 1997               67,250             $2.50
           Granted                                       3,500              2.50
           Exercised                                    (3,000)             2.50
           Forfeited                                        --                --
                                                       -------             -----
         Outstanding at December 31, 1998               67,750              2.50
           Granted                                      23,500              2.00
           Exercised                                        --                --
           Forfeited                                        --                --
                                                       -------             -----
         Outstanding at December 31, 1999               91,250             $2.37
                                                       =======             =====

         Shares exercisable at December 31, 1998        19,750             $2.50
         Shares exercisable at December 31, 1999        33,250             $2.50

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 8.  INCENTIVE STOCK OPTION PLANS (CONTINUED)

         Exercise prices for options range from $2.00 to $2.50 for options outstanding at December 31, 1999. The weighted average option price for all options outstanding is $2.38 with a weighted average remaining contractual life of 4.6 years.

         The exercise price for all options exercisable at December 31, 1999 is $2.50.

         In electing to continue to follow APB #25 for expense recognition purposes, the Company is obliged to provide the expanded disclosures required under SFAS #123 for stock-based compensation including disclosure of pro-forma net income and earnings per share had compensation expense been measured under the fair value recognition provisions.

         The weighted average fair values at date of grant for options granted during 1999 and 1998 were $1.00 and $1.738, respectively and were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

                                                     1999         1998
                                                     ----         ----
         Expected life in years                       4.6          5.5
         Interest rate                                  6%           6%
         Volatility                                 108.7%       108.7%
         Dividend yield                                 0%           0%

         The Company's pro forma information for the years ended December 31, 1999 and 1998 in accordance with the provisions of FASB #123 is provided below. For purposes of pro forma disclosures, stock-based compensation is amortized to expense on a straight-line basis over the vesting period. The following table compares 1999 and 1998 results as reported to the results had the Company adopted the expense recognition provisions of FSAB #123.

         Net loss applicable to common shares
           As reported                            $(241,486)    $(455,403)
           Pro forma under SFAS #123               (247,947)     (460,377)
         Basic and diluted loss per share
           As reported                            $   (0.20)    $   (0.39)
           Pro forma under SFAS #123                  (0.20)        (0.39)

         Effective January 10, 2000, the Board of Directors and shareholders approved the granting of 113,500 employee stock options and 7,000 non-employee director options. These options vest 100% one year from the date of grant and have an exercise price of $2.125. Fair value at date of grant was $1.50.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                         NOTES TO FINANCIAL STATEMENTS.


NOTE 9.  WARRANTS ISSUED

         Warrants unexercised at December 31, 1999, issued to related parties and others are as follows:

          # of                                                                Issue                   Exercise
         Shares        Issued To           Consideration                      Date      Expiration      Price
         ------        ---------           -------------                      ----      ----------      -----

         Common
         Shares
         ------
         7,000         Edward Funk          Loan Guarantee                     8-90         8-00        $11.00
         15,000        Edward Funk          Value Received                    12-94        12-01          6.00
         10,000        Edward Funk          Lease Guarantee                    3-96         3-03          5.00
         75,000        Edward Funk          Subordinated notes payable         1-00         1-10          2.50
         75,000        Ingeborg Funk        Subordinated notes payable         1-00         1-10          2.50

NOTE 10. INCOME TAXES

         Deferred tax assets and liabilities result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31:

                                                               1999
                                                               ----
         Deferred tax assets
           NOL Carryforward                                $ 1,578,000
           UNICAP                                               25,300
           Allowance for doubtful accounts                      23,400
           Reserve for obsolete inventory                       50,500
                                                           -----------
                                                             1,677,200
         Deferred tax liability
           Property and equipment                              (13,600)
                                                           -----------
             Net deferred tax asset                          1,663,600

         Valuation allowance                                (1,663,600)
                                                           -----------

         Net                                               $        --
                                                           ===========

                        SUPERCONDUCTIVE COMPONENTS, INC.

                         NOTES TO FINANCIAL STATEMENTS.


NOTE 10. INCOME TAXES (CONTINUED)

         A valuation allowance has been recorded against the realizability of the net deferred tax asset, such that no value is recorded for the asset in the accompanying financial statements. The valuation allowance totaled $1,663,200 and $1,614,000 at December 31, 1999 and 1998,
         respectively .

         The Company has net operating loss carryovers available for federal and state tax purposes of approximately $4,640,000, which expire in varying amounts from 2003 through 2014.

         For the years ended December 31, 1999 and 1998, a reconciliation of the statutory rate and effective rate for the provisions for income taxes consists of the following:

                                                  Percentage
                                                     1999         1998
                                                     ----         ----
         Federal statutory rate                     (34.0)       (34.0)
         Valuation allowance                         34.0         34.0
                                                     ----         ----
         Effective rate                                --%          --%
                                                     ====         ====

         The expense (benefit) for income taxes consists of the following:

           Current expense                  $       --      $       --
           Deferred expense                         --              --
                                            ----------      ----------

         Total                              $       --      $       --
                                            ==========      ==========

NOTE 11. RELATED PARTY TRANSACTIONS

         The Company has trade and other receivables from an affiliated entity of $44,607 and $65,889 at December 31, 1999 and September 30, 2000,
         respectively. At December 31, 1999, $44,607 was written off as bad debt expense, related to sales of inventory, rent and reimbursement of expenses. Sales to this related party amounted to $16,962; $22,926; $21,282 and $18,065 in 1999, 1998, and the nine months ended September 30, 2000 and 1999, respectively.

         The Company has a note receivable from an officer of the Company in the amount of $4,283. The note bears interest at 4% per annum.

         The Company has trade payables, shareholders of $8,916 pertaining to reimbursement for purchase of goods and services obtained for Company purposes.

         For additional information regarding related party transactions, see Notes 4, 6 and 9.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                         NOTES TO FINANCIAL STATEMENTS.


NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of financial instruments represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.

         The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

         o Cash and cash equivalents, short-term debt and current maturities of long-term debt: Amounts reported in the balance sheet approximate fair market value due to the short maturity of these instruments.

         o Long-term capital lease obligations: Amounts reported in the balance sheet approximate fair value as the interest rates on these obligations approximate current rates available based on the relative stability of prime.

         o Subordinated notes payable: Amounts reported in the balance sheet represent convertible debt to officers and major shareholders. Conversion rates approximate current trade prices. The stated interest is typically waived by the shareholders. Additionally, these shareholders have historically converted previous balances of subordinated convertible debt to equity. Due to the limited trading of the Company's common stock and the non-payment of interest on the subordinated debt to equity, fair market value approximates the amounts reported in the balance sheet.

         o Redeemable convertible preferred stock: Amounts reported in the balance sheet are in excess of fair market value as the conversion price is $6.00 per share and average market price at 12/31/99 was $1.50 for difference in fair value of $53,250 at December 31, 1999.

NOTE 13. CONTINUED EXISTENCE

         The Company has suffered recurring losses since inception, approximating $5,638,851 at December 31, 1999, has been unable to fund payments of subordinated debt interest and dividends, and has been highly dependent upon major shareholders for working capital support funded through subordinated debentures (see Note 6) or pledge of security to raise new capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to alleviate these conditions include additional marketing efforts to increase sales, searching for a merger or investment partner(s) and other actions such as research grants. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                         NOTES TO FINANCIAL STATEMENTS.


NOTE 14. SEGMENT INFORMATION

         The Company utilizes FASB Statement No. 131, "Disclosures about Segments of a Business Enterprise and Related Information". The Company is managed in two operating segments: TMI and SCI. While the Company sells overseas, management does not separately identify and evaluate financial information pertaining to overseas sales, therefore, revenue by geographic location is not available.

         Corporate  operations  include   administrative  and  sales  functions.
         Corporate assets include cash and general fixed assets.

         The following is a summary of key segment information for the years ended December 31, 1999 and 1998 and the nine months ended September 30, 2000 and 1999, respectively.




                                                               SCI              TSI           CORPORATE           TOTAL
                                                               ---              ---           ---------           -----
         December 31, 1999 (restated)
         ----------------------------

         Revenues                                         $   898,843       $ 1,779,519      $    -            $ 2,678,362
         Segment profit (loss)                                (33,705)          231,617         (343,846)         (145,934)
         Interest expense                                      -                -                 44,473            44,473
         Depreciation and amortization                         35,317            48,598          181,384           265,299
         Segment assets                                       451,780           634,246          580,957         1,666,983
         Expenditures for segment assets                       38,263            17,366           10,693            66,322

         December 31, 1998 (restated)
         ----------------------------

         Revenues                                         $   842,984       $ 1,655,178      $    -            $ 2,498,162
         Segment profit (loss)                                 99,106            97,593         (438,502)         (241,803)
         Interest expense                                      -                -                 22,847            22,847
         Depreciation and amortization                         22,466            31,434          202,943           256,843
         Segment assets                                       302,561           688,047          705,888         1,696,496
         Expenditures for segment assets                       86,964            75,143           45,337           207,444

         September 30, 2000 (unaudited)
         ------------------------------
          (restated)
         Revenues                                         $   888,965       $ 1,405,427      $    -            $ 2,294,392
         Segment profit (loss)                                124,814           124,378         (386,463)         (137,271)
         Interest expense                                      -                -                 50,071            50,071
         Depreciation and amortization                         37,206            19,530          172,547           229,283
         Segment assets                                       488,160           713,615          463,191         1,664,966
         Expenditures for segment assets                       33,274            16,519           12,412            62,205


                        SUPERCONDUCTIVE COMPONENTS, INC.

                         NOTES TO FINANCIAL STATEMENTS.


NOTE 14. SEGMENT INFORMATION (CONTINUED)

                                                                   SCI            TSI          CORPORATE          TOTAL
                                                                   ---            ---          ---------          -----
         September 30, 1999 (unaudited)
         ------------------------------
         (restated)
         Revenues                                             $   668,054     $ 1,302,755     $    -           $ 1,970,809
         Segment profit (loss)                                     27,430         197,307        (244,559)         (19,822)
         Interest expense                                          -               -               32,035           32,035
         Depreciation and amortization                             12,006          14,670         173,298          199,974
         Segment assets                                           482,873         744,295         571,772        1,798,940
         Expenditures for segment assets                           19,149          15,202           7,671           42,022

                        SUPERCONDUCTIVE COMPONENTS, INC.

                         NOTES TO FINANCIAL STATEMENTS.


NOTE 15. CHANGE IN ACCOUNTING

         Pursuant to a review of its previously filed Form 10-SB, the Company has changed its accounting for Series A and B preferred stock and debt forgiveness of subordinated notes payable.

         The following accounts have been restated to reflect the following adjustments to the financial statements.

                                                                          ADDITIONAL
                                                                            PAID-IN          ACCUMULATED         COMMON
                                                                            CAPITAL            DEFICIT            STOCK
                                                                            -------            -------            -----
         Balance December 31, 1997,
          as previously reported                                          $   149,000        $(4,952,941)       $ 4,612,738

         Subordinated notes payable interest expense
          forgiven by related party recorded
          as additional paid-in capital (a):
           1993 through 1997                                                  307,017           (307,017)
           1996 and 1997                                                       69,485            (69,485)

         Series A accrued dividends recorded
          to additional paid-in capital versus
          accumulated deficit (b)                                             (43,750)            43,750

         Series B accrued dividends recorded
          to additional paid-in capital versus
          accumulated deficit (b)                                            (150,418)           150,418

         Series A deferred offering costs
          accounted for as an equity offset
          versus debt origination costs (c)                                    31,978            -                    7,125

                        SUPERCONDUCTIVE COMPONENTS, INC.

                         NOTES TO FINANCIAL STATEMENTS.


NOTE 15. CHANGE IN ACCOUNTING (CONTINUED)

         Series A equity amortization of
          offering costs (c)                                              (11,713)             -

         Series B discount of preferred
          stock (d)                                                       350,000

         Series B discount amortization (d)
         a1996                                                           (116,667)             -
         a1997                                                           (116,667)             -
                                                                      -----------          -----------          -----------

         Balance December 31, 1997, as adjusted                       $   468,265          $(5,135,275)         $ 4,619,863
                                                                      ===========          ===========          ===========

         a. Subordinated notes payable accrued interest at 10% or 12%. Interest on the subordinated notes payable were forgiven in 1995 and in 1997 for $307,017 and $69,485, respectively. The forgiveness of the interest expense was initially recorded as income, thereby, decreasing the accumulated deficit. These amounts have been recorded as additional paid-in capital.

         b. Accrued dividends on Series A and B preferred stock were recorded as decreases to accumulated deficit. The accrued dividends have been recorded to additional paid-in capital.

         c. Series A offering costs were initially recorded as deferred offering costs similar to debt origination costs and were amortized over the life of the debt with a pro- rata share of offering costs recorded as common stock if the Series A preferred stock was converted to common stock. The offering cost of the Series A preferred stock has been recorded as a reduction of the Series A preferred stock and is being amortized over the redemption term.

                  The accretion amount is recorded in the loss applicable to common shares and additional paid-in-capital.

         d. Series B preferred stock was originally issued with a $5.00 per share discount which has been recorded as a reduction of Series B preferred stock. The discount is being accreted to loss applicable to common shares and additional paid-in-capital through the period that the Series B preferred stock can be converted to common stock which is after the third anniversary date.

The following accounts have been restated to reflect the following adjustments to the financial statements.

                                                                  PREFERRED    PREFERRED    ADDITIONAL
                                                                    STOCK-       STOCK-       PAID-IN       ACCUMULATED     COMMON
                                                                   SERIES A     SERIES B      CAPITAL         DEFICIT       STOCK
                                                                  ---------    ---------    ----------      -----------     ------
Balance December 31, 1997, as previously reported                 $ 218,750    $ 799,545    $   149,000    $(4,952,941)   $4,612,738

Subordinated  notes payable  interest expense
forgiven by related party recorded
as additional paid-in-capital:
  1993 through 1995                                                                             307,017       (307,017)
  1996 and 1997                                                                                  69,485        (69,485)

Series A accrued dividends recorded to additional paid-in
capital versus accumulated deficit                                                              (43,750)       (43,750)

Series B accrued dividends recorded to additional paid-in
capital versus accumulated deficit                                                             (150,418)       150,418

Series A deferred offering costs accounted for as an equity
offset versus debt origination costs                                                                            31,978         7,125

Series A equity amortization                                                                                   (11,713)

Series B discount of preferred stock                                            (350,000)       350,000

Series B discount amortization
1996                                                                             116,667                      (116,667)
1997                                                                            (116,667)                     (116,667)
                                                                  ---------    ---------    -----------    -----------    ----------
                                                                  $ 218,750    $ 682,879    $   681,334    $(5,348,344)   $4,619,863
                                                                  =========    =========    ===========    ===========    ==========

                                    PART III

ITEM 1.  INDEX TO AND DESCRIPTION OF EXHIBITS


      EXHIBIT                                                       EXHIBIT
      NUMBER                                                       DESCRIPTION
     ---------                                                    -------------
         3(a)     *        Amended and Restated Articles of Incorporation of Superconductive Components, Inc.

         3(b)     *        Restated Code of Regulations of Superconductive Components, Inc.

         10(a)    *        Lease Agreement between Superconductive Components, Inc. and University Area
                           Rentals dated as of February 7, 1997.

         10(b)    *        Subcontract Agreement between Superconductive Components, Inc. and The Ohio State
                           University effective as of April 1, 2000.

         10(c)    *        1987 Incentive Stock Option Plan.

         10(d)    *        1991 Non-Statutory Stock Option Plan.

         10(e)    *        1995 Stock Option Plan.

         10(f)    **       License Agreement with Sandia Corporation dated February 26, 1996.

         10(g)    **       Nonexclusive License with The University of Chicago (as Operator of Argonne National
                           Laboratory) dated October 12, 1995.

         10(h)    **       Nonexclusive License with The University of Chicago (as Operator of Argonne National
                           Laboratory) dated October 12, 1995.

         10(i)    **       Sales Distribution Agreement with Earth Chemical Co., Ltd.

         10(j)    **       National Aeronautics Space Administration Contract dated April 8, 1999.

         10(k)    **       National Science Foundation award dated August 26, 1999.

         10(l)    **       National Science Foundation award dated November 27, 2000.

         10(m)    **       10% Subordinated Promissory Note dated March 1, 1993.

         23                Independent Auditors' Consent.

         24       *        Power of Attorney.

--------------

*  Filed with the Company's initial Form 10-SB on September 28, 2000.
**  Filed with the Company's Form 10-SB Amendment No. 1 on January 3, 2001.


                                     III-1

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SUPERCONDUCTIVE COMPONENTS, INC.



Date:    March 30, 2001

                                        By:   /s/  Edward R. Funk
                                           -----------------------------
                                           Edward R. Funk, President and
                                             Chief Executive Officer





                                     III-2